AURORA CANNABIS INC.

Interim Management’s Discussion & Analysis

(Unaudited)

For the three and six months ended December 31, 2020 and 2019

(in Canadian Dollars)

Interim Management’s Discussion & Analysis

Table of Contents

Business Overview	3
Condensed Statement of Comprehensive (Loss) Income	6
Key Quarterly Financial and Operating Results	6
Financial Highlights	7
Key Developments During and Subsequent to the Three Months Ended December 31, 2020	8
Financial Review	9
Liquidity and Capital Resources	16
Related Party Transactions	20
Critical Accounting Estimates	21
Change in Accounting Policies	21
New or Amended Standards Effective July 1, 2020	22
Recent Accounting Pronouncements	23
Financial Instruments	23
Financial Instruments Risk	24
Summary of Outstanding Share Data	25
Historical Quarterly Results	26
Risk Factors	27
Internal Controls Over Financial Reporting	28
Cautionary Statement Regarding Forward-Looking Statements	29
Cautionary Statement Regarding Certain Non-GAAP Performance Measures	30

2 | AURORA CANNABIS INC.	Q2 2021 MD&A

Interim Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended December 31, 2020

The following Interim Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Aurora Cannabis Inc. (“Aurora” or the “Company”) should be read in conjunction with the Company’s condensed consolidated interim financial statements as at and for the three and six months ended December 31, 2020 and the accompanying notes thereto (the “Financial Statements”), which have been prepared in accordance with International Accounting Standards 34 - Interim Financial Reporting (“IAS 34”) of International Financial Reporting Standards (“IFRS”). The MD&A has been prepared as of February 10, 2021 pursuant to the disclosure requirements under National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators (“CSA”). Under the United States (“U.S.”) / Canada Multijurisdictional Disclosure System, we are permitted to prepare the MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements.

Given the Company’s recent business transformation initiatives to realign its operational footprint and increase financial flexibility, this MD&A provides additional comparative disclosures related to the second quarter ended December 31, 2020 (“Q2 2021”) and the first quarter ended September 30, 2020 (“Q1 2021”). Management believes that these comparatives provide relevant and current information. The Company has also reclassified certain items, which are not material, on the condensed consolidated interim statement of comprehensive loss to conform with the current period’s presentation and improve comparability.

Effective April 1, 2020, the Company elected to change its accounting policy for inventory costing of by-products. Additionally, the Company has elected to change its accounting policy with respect to the allocation of production management staff salaries, previously charged to general and administration, they are now charged to cost of sales. Management has applied the change in accounting policy retrospectively. The condensed consolidated interim financial statements for the three and six months ended December 31, 2019 and previously reported metrics in this MD&A have been restated to reflect adjustments made as a result of these changes in accounting policy. Refer to “Change in Accounting Policies” section of this MD&A and Note 2(e) of the Financial Statements.

On May 11, 2020, the Company completed a one-for-twelve (1:12) reverse share split of all of its issued and outstanding common shares (“Share Consolidation”), resulting in a reduction in the issued and outstanding shares from 1,321,072,394 to 110,089,377. Shares reserved under the Company’s equity and incentive plans were adjusted to reflect the Share Consolidation. All share and per share data presented in the Company’s condensed consolidated interim financial statements and this MD&A have been retroactively adjusted to reflect the Share Consolidation unless otherwise noted.

All dollar amounts are expressed in thousands of Canadian dollars, except for share and per share amounts, and where otherwise indicated.

This MD&A contains forward-looking information within the meaning of applicable securities laws, and the use of non-GAAP measures. Refer to “Cautionary Statement Regarding Forward-Looking Statements” and “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” included within this MD&A.

This MD&A, the condensed consolidated interim financial statements, and the Company’s most recent annual audited consolidated financial statements, annual information form (“AIF”) and press releases have been filed in Canada on SEDAR at www.sedar.com and in the U.S. on EDGAR at www.sec.gov/edgar. Additional information can also be found on the Company’s website at www.auroramj.com.

Business Overview

Aurora was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as Milk Capital Corp. Effective October 2, 2014, the Company changed its name to Aurora Cannabis Inc. The Company’s shares are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P”.

The Company’s head office and principal address is 4818 31 Street East, Edmonton International Airport, Alberta, Canada, T9E 0V6. The Company’s registered and records office address is Suite 1500 - 1055 West Georgia Street, Vancouver, BC V6E 4N7.

Aurora is a Canadian-headquartered cannabis company focused on producing, innovating, and selling consistent, high quality cannabis and cannabis products for both the global medical and consumer use markets. The Company has differentiated itself through:

•	Purpose-built growing facilities, which we believe are the most technologically advanced indoor agricultural growing facilities in the world. These facilities consistently produce high-quality cannabis at scale, lower the risk of crop failure, and provide low per-unit production costs.
•	Research and innovation in plant genetics, cultivation, consumer insights, and product development.
•	A broad and growing portfolio of successful brands that align to the needs of consumers and patients in segments from discount to ultra premium.
•	Global leadership in consumer and medical markets that have significant and near-term profit potential.
•	A transformed cost structure that provides a path to near-term, sustainable, and growing positive earnings before interest, taxes, depreciation and amortization (“EBITDA”) and cash flow.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis and cannabis-derivative products in Canada and internationally. The Company’s primary market opportunities are as follows:

•	Global medical cannabis market: Production, distribution and sale of pharmaceutical-grade cannabis products in countries around the world where permitted by government legislation. Currently, there are approximately 50 countries that have implemented regimes for some form of access to cannabis for medical purposes. The Company’s current principal medical markets are in Canada and Germany. Aurora has established a leading market position in these countries;
3 | AURORA CANNABIS INC.	Q2 2021 MD&A

•	Global consumer use cannabis market: Currently, only Canada and Uruguay have implemented federally-regulated consumer use of cannabis regimes and the Company has primarily focused on the opportunities in Canada. Aurora has established one of the leading market positions in the Canadian consumer market overall. Longer-term, the Company believes that the increasing success of medical cannabis regimes globally may lead to increased legalization of adult-use consumer markets; and

•	Global hemp-derived cannabidiol (“CBD”) market: The Company expects consumer demand for products containing CBD derived from hemp plants to be an exciting growth opportunity in the coming years. The Company believes that the most important near-term market opportunity for hemp-derived CBD is in the U.S. On May 28, 2020, the Company acquired Reliva, LLC (“Reliva”), a U.S. company based in Massachusetts, which specializes in the distribution and sale of hemp-derived CBD products and has established a leading brand in the U.S. market.

Business Transformation Plan Update

Aurora announced a business transformation plan in February 2020 intended to align the Company with current market realities and to focus on higher margin growth opportunities, profitability, and positive cash flow.

A year later, Aurora has made significant progress on all fronts. High margin businesses have shown strong growth, selling, general and administrative expenses (“SG&A”) and capital expenditures have been markedly reduced, and the Company’s cash utilization and balance sheet has never been better. Work continues but Aurora is well positioned as a long-term player in the global cannabinoid market and to deliver value for shareholders over the long run.

The transformation began with senior management changes, a substantial workforce and overhead expense reduction, and, to align production with market demand, significant facility closures and a material decrease in capital expenditure plans.

With Miguel Martin’s appointment as CEO of Aurora in September 2020, the Company moved to the next phase of the transformation intended to pivot Aurora toward proven consumer packaged goods (“CPG”) strategy and tactics with 1) a focus on product quality and cultivation of higher-value cultivars; 2) leveraging product development and innovation expertise to launch novel and innovative products to market; 3) a focus on core and premium brands across all major consumer categories; 4) the utilization of classic CPG marketing and sales executions to drive revenue growth; and 5) improvement in operational agility and business flexibility by shifting more costs from fixed to variable.

In Q2 2021 and early Q3 2021, the Company executed further steps to align cultivation with current market demand and expectations by terminating construction at Aurora Sun, ramping down utilization at Aurora Sky by 75%, and refocusing the facility on premium quality production. Management also contracted Great North Distributors Inc. to be the exclusive national representative for Aurora’s leading portfolio of brands in the Canadian consumer market to shift costs from a fixed sales force to variable contract sales and create an incentive structure to drive revenue growth.

The Company believes that in a nascent industry like cannabis, having sufficient financial resources to be strategically opportunistic and recession proof is critically important. Beginning in Q2 2021, the Company executed a number of initiatives designed to strengthen the balance sheet. These measures included closing a $226.2 million (US$172.5) million equity offering in November 2020 and a $175.2 million (US$137.9 million) equity offering in January 2021, amending the existing credit agreement to extend the maturity date to December 2022 and eliminate financial performance covenants, and continuing to demonstrate improved cash utilization across the business.

As of the date of this report, the Company has approximately $565 million of cash and cash equivalents on hand, including restricted cash.

Revenue Update

Aurora’s medical business provides an important and clear differentiation from its peers. The medical business is the underpinning of continued global expansion. Aurora’s commitment to science, compliance, testing, European Union Good Manufacturing Practice (“EU GMP”) compliant cultivation and our ability to operate in a highly regulated framework provides us with transferable knowledge as we enter new markets globally.

In Q2 2021, this advantage was clear as Aurora’s International medical cannabis net revenues of $11.9 million showed 562% growth versus the prior year comparative period and 84% sequentially. This included the Company’s first shipment to Israel, potentially an important new medical market, and continued growth in Europe. The Canadian medical cannabis net revenue of $27.0 million was up 5% versus Q2 2020, a strong performance in the face of consumer retail industry roll-out. Total medical cannabis net revenues of $38.9 million continue to deliver normalized gross margins in the mid 60% range. This strong margin profile has held steady for several years and is an important gross profit driver that distinguishes Aurora from other major LPs.

In the Canadian consumer market, the Company successfully expanded product offerings into major categories, such as vapes, pre-rolls and certain key edible markets, but saw market share erosion in the flower segment during Q2 2021 primarily attributable to the Daily Special value brand. Q2 2021 consumer cannabis net revenue of $28.6 million includes $2.5 million in actual net returns, price adjustments and provisions as the Company pro-actively pulled low-potency product back from certain provincial distributors to open room for the higher potency and quality flower the Company is now producing (“Product Swap”). The product quality improvement reflects the decisions that management has made to focus the Company on premium and consistently high-quality products across all brands. The Company expects these actions to provide support for brand development and to meaningfully accelerate product sales in the future.

Gross Margins Update

Gross margin before fair value adjustments on cannabis net revenue was 25% in Q2 2021, as compared to 37% in Q2 2020 and 36% in Q1 2021. Included in Q2 2021 cost of sales is an inventory impairment charge of $0.7 million (Q2 2020 and Q1 2021 - nil) and depreciation charges of $10.9 million (Q2 2020 - $6.0 million; Q1 2021 - $8.4 million).

4 | AURORA CANNABIS INC.	Q2 2021 MD&A

Adjusted gross margin before fair value adjustments on cannabis net revenue (“Adjusted gross margin”) for Q2 2021, which excludes the impacts of depreciation and inventory impairment, was 42% compared to 48% in both Q2 2020 and Q1 2021. Adjusted gross margin was negatively impacted by the purposeful reduction in production levels at Sky resulting in a $6.0 million increase in cash cost of sales due to the under-utilization of capacity. Also impacting adjusted gross margin was a $1.8 million increase in actual net returns, price adjustments and provisions primarily relating to company-initiated product returns meant to open channels to newer, higher-potency flower that Aurora is now producing. Normalizing for these impacts, adjusted gross margin was 52%.

SG&A and R&D Update

SG&A and research and development (“R&D”) expense, combined, was $44.4 million ($42.3 million excluding restructuring costs) during Q2 2021 as compared to $94.1 million in Q2 2020 and $46.9 million ($42.8 million excluding restructuring costs) in Q1 2021. Management continues to manage the business to the current target of combined SG&A and R&D in the low $40 million range, representing a 55% reduction in SG&A and R&D, excluding restructuring costs, over the course of the past year.

Capital Expenditures Update

For 2021, management has approved capital spending plans currently expected to total less than $40 million in net cash outlays for the full fiscal year. Aurora reported approximately $17.3 million in capital expenditures in Q2 2021 ($8.8 million net cash outlays) which includes additions to intangible assets and excludes the impact of capitalized borrowing costs and share-based compensation. Most of the capital spending occurred in the first two quarters of fiscal 2021 with the latter half of the fiscal year expected to be lower.

Adjusted EBITDA

Aurora reported an Adjusted EBITDA loss of $16.8 million in Q2 2021. Excluding $2.9 million restructuring payments for employee severance, legal and contract termination costs (Q1 2021 - $47.4 million) and $1.8 million increase in actual net returns, price adjustments and provisions as a result of the Company initiated product swap, Adjusted EBITDA loss is $12.1 million (Q2 2020 - $69.9 million; Q1 2021 - $10.5 million).

The $1.6 million increase in the loss as compared to the prior quarter was primarily driven by the $5.0 million increase in cash gross profit mainly attributed to the under-utilization of capacity at Aurora Sky as we scaled back production to test new processes and cultivation methods, and to align overall Company production with current demand.

Liquidity Update

Aurora continues to improve cash use materially. At September 30, 2020, the Company reported $133.7 million of cash. During Q2 2021, the Company raised cash from:

•	Net proceeds of $379.2 million under the At-the-Market (“ATM”) program and the November 2020 Unit Offering; and
•	Net proceeds of $6.1 million from the sale of investments.

During Q2 2021, the Company utilized cash in the following categories:

•	Operations used net cash of $36.8 million, excluding net investment in working capital, and includes restructuring and employee termination payments of $2.9 million;
•	Net investment in working capital required $30.4 million, of which $10.0 million relates to the increase in biological assets and inventory, a significant improvement over prior quarters;
•	Capital assets, net of $5.1 million proceeds received on disposals, used approximately $8.8 million, which includes invoices paid related to work done in Q1 2021; and
•	Debt and lease obligation payments required approximately $8.6 million.

Accordingly, as at December 31, 2020, the Company had $434.4 million of cash and cash equivalents, comprised of $384.4 million of cash and cash equivalents and $50.0 million in restricted cash securing the Company’s term debt.

Reflecting the Company’s January 2021 equity raise (refer to the Key Developments During and Subsequent to the Three Months Ended December 31, 2020 section below) of gross proceeds of $175.2 million (US$137.9 million), as of the date of this report, the Company has approximately $565 million of cash and cash equivalents on hand, including restricted cash.

In December 2020, Aurora announced a renegotiated arrangement with its term debt syndicate including an extension of the maturity of the debt to December 2022 and the elimination of the quarterly EBITDA covenants. As at December 31, 2020, Aurora remains compliant with all financial covenants under the amended and restated BMO credit facility and has approximately $95.0 million principal outstanding under its credit facility.

5 | AURORA CANNABIS INC.	Q2 2021 MD&A

Coronavirus (“COVID-19”) Update

For the six months ended December 31, 2020, the COVID-19 pandemic did not materially disrupt the Company’s operations but has impacted the rate of growth in certain Canadian consumer markets as governments impose retail access restrictions. As at the date of this report, the production and sale of medical and consumer cannabis have been recognized as essential services across Canada and Europe. All of the Company’s facilities in Canada and internationally continue to be operational and we continue to work closely with local, national and international government authorities to ensure that we are following the required protocols and guidelines related to COVID-19 within each region. Revenue growth in the Canadian consumer market has been impacted to a non-quantifiable extent as certain provinces, Ontario in particular, have restricted retail sales to curbside pickup at points during the pandemic. Although there have not been any material impacts to the Company’s production operations to date, the Company cannot provide assurance that there will not be disruptions to its operations in the future. Refer to the “Risk Factors” section in the Annual MD&A for the year ended June 30, 2020 for further discussion on the potential impacts of COVID-19.

Condensed Statement of Comprehensive (Loss) Income

	Three months ended			Six months ended
($ thousands)	December 31, 2020	September 30, 2020	December 31, 2019 (1)(2)	December 31, 2020	December 31, 2019 (1)(2)
Net revenue (3)	$67,673	$67,812	$55,138	$135,485	$128,852
Gross profit before fair value (“FV”) adjustments	$17,029	$24,518	$18,201	$41,547	$57,772
Gross profit	$17,349	$26,621	$12,910	$43,970	$57,075
Operating expenses	$64,397	$68,947	$136,568	$133,344	$258,521
Loss from operations	($47,048)	($42,326)	($123,658)	($89,374)	($201,446)
Other expense	($242,573)	($64,223)	($1,203,653)	($306,796)	($1,095,924)
Net loss from continuing operations	($292,788)	($107,160)	($1,302,175)	($399,948)	($1,290,938)
Net loss from discontinuing operations, net of taxes	-	($2,366)	($9,943)	($2,366)	($13,743)
Net loss	($292,788)	($109,526)	($1,312,118)	($402,314)	($1,304,681)
(1)	Amounts have been retroactively restated for the change in accounting policy for inventory costing relating to by-products and the allocation of production management staff salaries. Refer to the “Change in Accounting Policies” section below for further detail.
(2)	As a result of the Company’s divestment of its wholly owned subsidiaries, Aurora Larssen Projects Inc. (“ALPS”) and Aurora Hemp Europe (“AHE”), the operations of ALPS and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 11(b) of the Financial Statements for more information about the divestitures.
(3)	Net revenue represents our total revenue exclusive of excise taxes levied by the Canada Revenue Agency (“CRA”) on the sale of medical and consumer cannabis products.

Key Quarterly Financial and Operating Results

($ thousands, except Operational Results)	Q2 2021	Q1 2021	$ Change	% Change	Q2 2020 (7)	$ Change	% Change
Financial Results
Total net revenue (1)	$67,673	$67,812	($139)	0%	$55,138	$12,535	23%
Cannabis net revenue (1)(2)(3a)	$67,673	$67,812	($139)	0%	$52,676	$14,997	28%
Medical cannabis net revenue (2)(3a)	$38,856	$33,474	$5,382	16%	$27,386	$11,470	42%
Consumer cannabis net revenue (1)(2)(3a)	$28,573	$34,338	($5,765)	(17)%	$22,906	$5,667	25%
Wholesale bulk cannabis net revenue (2)(3a)	$244	$ -	$244	N/A	$2,384	($2,140)	(90)%
Adjusted gross margin before FV adjustments on cannabis net revenue (2)(3b)	42%	48%	N/A	(6)%	48%	N/A	(6)%
Adjusted gross margin before FV adjustments on medical cannabis net revenue (2)(3b)	56%	59%	N/A	(3)%	59%	N/A	(3)%
Adjusted gross margin before FV adjustments on consumer cannabis net revenue (2)(3b)	27%	38%	N/A	(11)%	33%	N/A	(6)%
Adjusted gross margin before FV adjustments on wholesale bulk cannabis net revenue (2)(3b)	(305)%	N/A	N/A	N/A	61%	N/A	(366)%
SG&A expense	$41,972	$44,324	($2,352)	(5)%	$87,301	($45,329)	(52)%
R&D expense	$2,432	$2,584	($152)	(6)%	$6,775	($4,343)	(64)%
Adjusted EBITDA (2)(3c)	($16,802)	($57,891)	$41,089	(71)%	($69,857)	$53,055	(76)%

Balance Sheet
Working capital (6)	$592,746	$201,425	$391,321	194%	$400,070	$192,676	48%
Cannabis inventory and biological assets (2)(4)	$179,502	$166,178	$13,324	8%	$200,868	($21,366)	(11)%
Total assets (6)	$2,830,190	$2,757,272	$72,918	3%	$4,656,046	($1,825,856)	(39)%

Operational Results - Cannabis
Average net selling price of dried cannabis (2)	$4.00	$3.72	$0.28	8%	$4.69	($0.69)	(15)%
Kilograms sold (5)	15,253	16,139	(886)	(5)%	9,501	5,752	61%
(1)	Includes the impact of actual and expected product returns and price adjustments (Q2 2021 - $2.7 million; Q1 2021 - $0.8 million; Q2 2020 - $10.6 million).
(2)	These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
6 | AURORA CANNABIS INC.	Q2 2021 MD&A

(3)	Refer to the following sections for reconciliation of non-GAAP measures to the IFRS equivalent measure:
a.	Refer to the “Revenue” section for a reconciliation of cannabis net revenue to the IFRS equivalent.
b.	Refer to the “Cost of Sales and Gross Margin” section for reconciliation to the IFRS equivalent.
c.	Refer to the “Adjusted EBITDA” section for reconciliation to the IFRS equivalent.
(4)	Represents total biological assets and cannabis inventory, exclusive of merchandise, accessories, supplies and consumables.
(5)	The kilograms sold is offset by the grams returned during the period.
(6)	In accordance with IFRS 3 - Business Combinations, acquisition date fair values assigned to the Reliva purchase price allocation and goodwill have been adjusted, within the applicable measurement period, where new information is obtained about facts and circumstances that existed at the acquisition date. Refer to Note 12 of the Financial Statements.
(7)	As a result of the Company’s divestment of its wholly owned subsidiary, ALPS and AHE, the operations of ALPS and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 11(b) of the Financial Statements for more information about the divestitures.

Financial Highlights

Revenue

Q2 2021 cannabis net revenue was up 28% compared to Q2 2020 and remained consistent compared to Q1 2021. The Company saw continued strength within the medical market with a $5.4 million increase over the prior quarter. The increase is attributable to the International medical market which had a net revenue increase of 84%, or $5.4 million, of which $3.2 million is attributable to Aurora’s first shipment of medical cannabis to Cantek Holdings (“Cantek”) under the Israeli Medical Supply Agreement. This was offset by a $5.8 million decrease in consumer cannabis net revenue over prior quarter as a result of (i) a $5.8 million decrease on dried flower sales as the Company lost market share during Q2 2021 primarily attributable to the Company’s Daily Special value brand; (ii) $1.8 million increase in actual net returns, price adjustments and provisions from the Company initiated product swap; offset by (iii) a $1.7 million increase in our consumer derivative net revenue. As outlined above, the Company pro-actively pulled low-potency product back from certain provincial distributors to open room for the higher potency and quality flower the Company is now producing. Aurora is currently focused on executing a tactical plan intended to regain and grow Aurora’s market share in key profitable Canadian consumer categories, including leveraging Aurora’s premium brands across all major consumer categories, enhancement of a consumer-led innovation system, and a focus on consumer categories and sub-categories that have the potential to both deliver meaningful profit and are a space where Aurora has the strengths and capabilities to be a competitive leader in the marketplace.

Gross Margins and Cultivation Costs

Adjusted gross margin before fair value adjustments on cannabis net revenue, which excludes the impacts of depreciation and inventory impairment, was 42% in Q2 2021 compared to 48% in both Q2 2020 and Q1 2021. The decrease in adjusted gross margin before fair value adjustments was mainly driven by (i) $6.0 million in cash cost of sales attributable to the under-capitalization of fixed overhead costs due to the reduction the Company’s operational footprint at Aurora Sky, and (ii) a $1.8 million increase in actual net returns, price adjustments and net revenue provisions resulting from the product swap. Excluding actual net returns, price adjustments and net revenue provisions, adjusted gross margin before fair value adjustments on cannabis net revenue would have been 45% in Q2 2021 compared to 57% in Q2 2020 and 49% in Q1 2021.

SG&A and R&D Expenditures

During Q2 2021, SG&A and R&D was $44.4 million and decreased from $94.1 million in Q2 2020 and $46.9 million in Q1 2021, attributable to the continued efforts of the business transformation plan. Included in SG&A and R&D for Q2 2021 and Q1 2021 is $2.1 million and $4.1 million, respectively, related to restructuring charges, severance and benefits related to the wind down of certain production facilities as part of our business transformation plan. Excluding these charges, SG&A and R&D would have been $42.3 million, compared to $94.1 million in Q2 2020 and $42.8 million in Q1 2021.

Net Loss

During Q2 2021, net loss was $292.8 million, as compared to $109.5 million in Q1 2021. The quarter-over-quarter increase in net loss is primarily due to (i) $221.6 million impairment charges to property, plant and equipment; (ii) $10.3 million impairment charges to deposits; and (iii) a $4.2 million increase in finance and other costs. These were offset by (i) a decrease of $42.5 million of legal settlement and contract termination fees compared to the prior quarter; and (ii) a $3.0 million decrease in impairment loss on software intangible assets.

Adjusted EBITDA

The Company defines Adjusted EBITDA as net income (loss) excluding interest income (expense), accretion, income taxes, depreciation, amortization, changes in fair value of inventory sold, changes in fair value of biological assets, share-based compensation, acquisition costs, foreign exchange, share of income (losses) from investment in associates, government grant income, fair value gains and losses on financial instruments, gains and losses on deemed disposal, losses on disposal of assets, restructuring charges, onerous contract provision, and non-cash impairments of deposits, intangibles, goodwill, inventory, property, plant and equipment and other assets.

The Adjusted EBITDA loss for Q2 2021 was $16.8 million as compared to $69.9 million in Q2 2020 and $57.9 million in Q1 2021. Included in the Q2 2021 Adjusted EBITDA loss is (i) $0.8 million (Q2 2020 - nil, Q1 2021 - $43.3 million) legal settlement and contract termination fees; (ii) $2.1 million (Q2 2020 - nil, Q1 2021 - $4.1 million) related restructuring charges, severance and benefits associated with the business transformation plan; and (iii) a $1.8 million increase in actual net returns, price adjustments and provisions relating to the Company proactively pulling low-potency products back from certain provincial distributors to open room for the higher potency and quality flower the Company is now producing. Excluding these impacts, Adjusted EBITDA loss is $12.1 million (Q2 2020 - $69.9 million, Q1 2021 - $10.5 million). The $57.8 million improvement in Adjusted EBITDA loss from Q2 2020 to Q2 2021 was primarily driven by a $49.7 million decrease in SG&A and R&D costs as the Company executed its business transformation plan. The $1.6 million increase in the loss as compared to Q1 2021 was primarily driven by a $5.0 million increase in cash gross profit mainly due to the under-utilization of costs at Aurora Sky as we scaled back production to test new processes and cultivation methods, and to align overall Company production with current demand.

7 | AURORA CANNABIS INC.	Q2 2021 MD&A

Key Developments During and Subsequent to the Three Months Ended December 31, 2020

Financing Activities

Sale of Cann Group Limited (“Cann Group”) Common Shares

On October 9, 2020, the Company sold all of its common shares held in Cann Group for net proceeds of $5.9 million.

Short Form Base Shelf Prospectus and Unit Offerings

On October 29, 2020, the Company filed a short form base shelf prospectus (the “2020 Shelf Prospectus”) and a corresponding shelf registration statement on Form F-10 (the “2020 Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”). The 2020 Shelf Prospectus and 2020 Registration Statement allows the Company to make offerings of up to US$500 million of common shares, preferred shares, warrants, subscription receipts and debt securities, or any combination thereof during the 25-month period that the 2020 Shelf Prospectus remains effective. The previous shelf prospectus filed on April 2, 2019 (the “2019 Shelf Prospectus”) and At-the-Market (“ATM”) supplement were fully utilized with no available room remaining.

In connection with the 2020 Shelf Prospectus, on November 16, 2020, the Company completed an offering of 23,000,000 units (“November 2020 Prospectus Supplement”), including an over-allotment of 3,000,000 units, at US$7.50 per unit for total gross proceeds of $226.2 million (US$172.5 million). Each unit consists of one common share and one-half of one common share purchase warrant of the Company (“November 2020 Offering Warrant”). Each whole November 2020 Offering Warrant entitles the holder to purchase one common share of the Company at US$9.00 per warrant share until March 16, 2024.

In January 2021, the Company completed a second offering of 13,200,000 units (“January 2021 Prospectus Supplement”), including an over-allotment of 1,200,000 units, at US$10.45 per unit for gross proceeds of $175.2 million (US$137.9 million). Each unit consists of one common share and one-half of one common share purchase warrant of the Company (“January 2021 Offering Warrant”). Each whole January 2021 Offering Warrant entitles the holder to purchase one common share of the Company at a price of US$12.60 per warrant share until January 26, 2024.

Amendment of Bank of Montreal (“BMO”) Credit Facility

On December 17, 2020, the Company executed an amendment to its credit facility with BMO (the “Second Amended and Restated Credit Agreement”) which extends the credit facility maturity date to December 2022, adjusts certain repayment terms, and restructures existing financial covenants. The amendment transitions the Company from a minimum EBITDA covenant to a minimum liquidity covenant which provides Aurora with the financial flexibility to execute its strategic plan.

Operational Updates

Supply Agreement with Cantek Holdings

On November 25, 2020, the Company announced it had entered into a supply agreement (the “Israeli Medical Supply Agreement”) with Cantek, a provider of medical cannabis in Israel. Under the terms of the agreement, Aurora will supply Cantek with dried bulk flower over a two-year period, with the option to extend. Subject to compliance with importation regulations, the Company intends to provide Cantek with a minimum of 4,000 kilograms of bulk dried flower annually, which will be processed into finished product, and co-branded under the Aurora and Cantek brand names for the Israeli market with the potential for additional international market sales. Having secured all necessary export and import permits, the initial shipment of cannabis under the agreement occurred during the week of November 16, 2020.

Facility Update

In December 2020, the Company halted construction at the Aurora Sun facility and reduced production levels at the Aurora Sky facility by 75%. Production at the Aurora Sky facility was reduced in order to test new processes and cultivation methods utilized at our other facilities to improve quality of product, and to align production with current demand. As demand increases, the Company intends to fulfill that demand through a hybrid model of internal production, utilizing existing capacity and external supply.

Sale of Facilities

In January 2021, the Company entered into agreements to sell two of its production facilities for an aggregate of up to $24.6 million, subject to certain closing conditions. Upon closing, the Company will receive approximately 50% of the proceeds with the remaining 50% receivable upon, and subject to, the purchaser obtaining certain licenses. The closure of these facilities was announced in June 2020 in connection with our business transformation plan, intended to better align production levels with demand and the current realities of the cannabis market in Canada.

Corporate Updates

Retirement of our Chief Science Officer

Effective December 18, 2020, Dr. Jonathan Page retired from his role as Aurora’s Chief Science Officer. He remains a Senior Strategic Consultant exclusive to the Company.

8 | AURORA CANNABIS INC.	Q2 2021 MD&A

Financial Review

Revenue

The Company primarily operates in the cannabis market. The table below outlines the reconciliation from the Company’s total net revenue to its cannabis net revenue metric for the three and six months ended December 31, 2020 and the comparative periods.

($ thousands)	Three months ended			Six months ended
	December 31, 2020	September 30, 2020	December 31, 2019 (2)(3)	December 31, 2020	December 31, 2019 (2)(3)
Medical cannabis net revenue
Canada dried cannabis	14,248	15,597	14,803	29,845	29,685
Canada cannabis derivatives (1)	12,752	11,419	10,791	24,171	21,397
Canadian medical cannabis net revenue	27,000	27,016	25,594	54,016	51,082
International dried cannabis	11,329	6,374	1,758	17,703	6,311
International cannabis derivatives (1)	645	84	34	729	443
International cannabis provisions	(118)	-	-	(118)	-
International medical cannabis net revenue	11,856	6,458	1,792	18,314	6,754
Total medical cannabis net revenue	38,856	33,474	27,386	72,330	57,836

Consumer cannabis net revenue
Dried cannabis	19,628	25,424	28,778	45,052	55,667
Cannabis derivatives (1)	11,484	9,699	4,693	21,183	7,826
Net revenue provisions	(2,539)	(785)	(10,565)	(3,324)	(10,565)
Total consumer cannabis net revenue	28,573	34,338	22,906	62,911	52,928

Wholesale bulk cannabis net revenue
Canada dried cannabis	244	-	2,352	244	9,784
Canada cannabis derivatives (1)	-	-	32	-	2,904
International dried cannabis	-	-	-	-	-
Wholesale bulk cannabis net revenue	244	-	2,384	244	12,688

Total cannabis net revenue	67,673	67,812	52,676	135,485	123,452
Ancillary net revenue	-	-	2,462	-	5,400
Total net revenue	67,673	67,812	55,138	135,485	128,852
(1)	Cannabis derivative net revenue includes cannabis oils, capsules, softgels, sprays, topicals, edibles and vaporizer net revenue.
(2)	Amounts have been retroactively restated for the change in accounting policy for inventory costing relating to by-products and the allocation of production management staff salaries. Refer to the “Change in Accounting Policies” section below for further detail.
(3)	As a result of the Company’s divestment of its wholly owned subsidiaries ALPS and AHE, the operations of ALPS and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 11(b) of the Financial Statements for more information about the divestitures. Discontinued operations, from AHE, had incurred ancillary net revenue of $0.9 million and $2.4 million for the three and six months ended December 31, 2019, respectively. ALPS generated no net revenue in the three and six months ended December 31, 2019.

Medical Cannabis Net Revenue

For the three months ended December 31, 2020, the Company’s medical cannabis net revenue increased by $5.4 million, or 16%, as compared to the prior quarter. The increase is primarily attributable to:

•	Continuing strength in Aurora’s international medical cannabis business with a 84%, or $5.4 million, increase in net revenue over the prior quarter driven by a continued increase in kilograms sold within the European market. Of the $5.4 million increase, $3.2 million is attributable to Aurora’s first shipment of medical cannabis to Cantek Holdings under the Israeli Medical Supply Agreement; and
•	Consistent and stable demand within the Canadian medical cannabis market.

For the three and six months ended December 31, 2020, the Company’s medical cannabis net revenue increased by $11.5 million and $14.5, respectively, as compared to the same periods in the prior year. The increase was primarily attributable to (i) a $10.1 million and $11.6 million, respectively, or 562% and 171%, respectively, increase in international cannabis net revenue as a result of an increase in kilograms sold and average net selling price of international cannabis; and (ii) an increase of $2.0 million and $2.8 million, respectively, in Canadian cannabis extracts net revenue as compared to the same periods in the prior year.

9 | AURORA CANNABIS INC.	Q2 2021 MD&A

Consumer Cannabis Net Revenue

During the three months ended December 31, 2020, consumer cannabis net revenue decreased by $5.8 million, or 17%, compared to the prior quarter. The decrease is primarily attributed to:

•	a $5.8 million decrease in consumer dried cannabis revenue driven primarily by a decrease in sales of the Company’s Daily Special value brand as the Company lost market share, after a strong launch, as further competition entered the discount flower category;
•	a $1.8 million increase in actual net returns, price adjustments and provisions; and offset by
•	a $1.7 million increase in consumer cannabis derivatives net revenue as the Company looks to expand beyond the value flower segment and prioritizes higher average net selling price products including cannabis-derivative products.

During the three and six months ended December 31, 2020, consumer cannabis net revenue increased by $5.7 million and $10.0 million, respectively, compared to the same periods in the prior year. The increase was primarily attributed to (i) the increase of $6.8 million and $13.4 million, respectively, in consumer cannabis derivative revenue as a result of the ramp up of Cannabis 2.0 product sales after the legalization in Canada in October 2019; (ii) reduction of $8.0 million and $7.2 million, respectively, in actual net returns, price adjustments and provisions, offset by (iii) a reduction of $9.2 million and $10.6 million, respectively, in consumer dried cannabis revenue. Included in the three and six months ended December 31, 2020 consumer cannabis net revenue is $1.0 million and $2.7 million of U.S. CBD net revenue following the acquisition of Reliva in May 2020.

Wholesale Bulk Cannabis Net Revenue

The Company generates revenue from wholesale bulk cannabis from time-to-time when opportunities exist and pricing and terms are deemed appropriate by the Company. During the three and six months ended December 31, 2020 the Company realized $0.2 million wholesale bulk cannabis net revenue from the sale of low potency product.

Cost of Sales and Gross Margin

	Three months ended			Six months ended
($ thousands)	December 31, 2020	September 30, 2020	December 31, 2019 (2)(3)	December 31, 2020	December 31, 2019 (2)(3)
Net revenue	67,673	67,812	55,138	135,485	128,852
Cost of sales	(50,644)	(43,294)	(36,937)	(93,938)	(71,080)
Gross profit before FV adjustments (1)	17,029	24,518	18,201	41,547	57,772
Changes in fair value of inventory sold	(5,942)	(3,304)	(13,223)	(9,246)	(34,528)
Unrealized gain on changes in fair value of biological assets	6,262	5,407	7,932	11,669	33,831
Gross profit	17,349	26,621	12,910	43,970	57,075
Gross margin	26%	39%	23%	32%	44%

(1)	Gross profit (loss) before fair value adjustments is a non-GAAP measure. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)	Amounts have been retroactively restated for the change in accounting policy for inventory costing relating to by-products and the allocation of production management staff salaries. Refer to the “Change in Accounting Policies” section below for further detail.
(3)	As a result of the Company’s divestment of its wholly owned subsidiary, ALPS and AHE, the operations of ALPS and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 11(b) of the Financial Statements for more information about the divestiture. Discontinued operations, from AHE, had incurred a gross profit of $0.8 million and $0.7 million during the three and six months ended December 31, 2019. ALPS generated no gross profit (loss) in the three and six months ended December 31, 2019.

During the three months ended December 31, 2020, gross profit decreased by $9.3 million, or 35%, as compared to the prior quarter. The decrease was primarily driven by a $7.4 million, or 17%, increase in cost of sales as compared to the prior quarter. Of this increase, $6.0 million is related to having under-utilized capacity at the Aurora Sky facility as a result of scaling back production to 25% of its previous capacity intended to transform the Sky facility into a high-value cultivation center for our premium strains. The remaining increase is driven by $1.0 million related to the sale of low potency product at nominal margins and a $0.7 million inventory impairment charge during the three months ended December 31, 2020 recognized through cost of sales. Additionally, actual net returns, price adjustments and provisions increased by $1.8 million due to the Company-initiated product swap with the provinces. Excluding the $9.5 million impacts described above, gross profit and gross margin would have been $26.5 million and 38%, a slight decrease as compared to the prior quarter.

During the three months ended December 31, 2020, gross profit increased by $4.4 million, or 34%, as compared to the same period in the prior year. The increase was primarily driven by a $5.6 decrease in changes in fair value of inventory sold and unrealized gain on changes in fair value of biological assets as compared to the same period in the prior year. This increase was offset by the $7.7 million additional cost of sales described above.

During the six months ended December 31, 2020, gross profit decreased by $13.1 million, or 23%, as compared to the same period in the prior year. This decrease is primarily driven by (i) the $7.7 million additional cost of sales described above which were not present in the comparative period, and (ii) $5.2 million of additional cost of sales incurred due to the ramp up of Aurora Nordic which received its sales license in Denmark in Q1 2021 and has not yet reached maximum capacity and economies of scale.

10 | AURORA CANNABIS INC.	Q2 2021 MD&A

Adjusted Gross Margin

The table below outlines adjusted gross profit and margin before fair value adjustments for the indicated three month periods.

($ thousands)	Medical Cannabis	Consumer Cannabis	Wholesale Bulk Cannabis	Ancillary Support Functions	Total
Three months ended December 31, 2020
Gross revenue	41,872	37,459	244	-	79,575
Excise taxes	(3,016)	(8,886)	-	-	(11,902)
Net revenue	38,856	28,573	244	-	67,673
Cost of sales	(23,946)	(25,681)	(1,017)	-	(50,644)
Gross profit (loss) before FV adjustments (1)	14,910	2,892	(773)	-	17,029
Depreciation	6,376	4,472	29	-	10,877
Inventory impairment in cost of sales	333	406	-	-	739
Adjusted gross profit (loss) before FV adjustments (1)	21,619	7,770	(744)	-	28,645
Adjusted gross margin before FV adjustments (1)	56%	27%	(305)%	-%	42%

Three months ended September 30, 2020
Gross revenue	36,532	46,134	-	-	82,666
Excise taxes	(3,058)	(11,796)	-	-	(14,854)
Net revenue	33,474	34,338	-	-	67,812
Cost of sales	(18,150)	(25,144)	-	-	(43,294)
Gross profit before FV adjustments (1)	15,324	9,194	-	-	24,518
Depreciation	4,587	3,783	-	-	8,370
Adjusted gross profit before FV adjustments (1)	19,911	12,977	-	-	32,888
Adjusted gross margin before FV adjustments (1)	59%	38%	-%	-%	48%

Three months ended December 31, 2019 (2)(3)
Gross revenue	30,665	28,622	2,384	2,462	64,133
Excise taxes	(3,279)	(5,716)	-	-	(8,995)
Net revenue	27,386	22,906	2,384	2,462	55,138
Cost of sales	(14,099)	(18,129)	(1,169)	(3,540)	(36,937)
Gross profit (loss) before FV adjustments (1)	13,287	4,777	1,215	(1,078)	18,201
Depreciation	2,992	2,793	233	-	6,018
Adjusted gross profit (loss) before FV adjustments (1)	16,279	7,570	1,448	(1,078)	24,219
Adjusted gross margin before FV adjustments (1)	59%	33%	61%	(44)%	44%
(1)	These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)	Amounts have been retroactively restated for the change in accounting policy for inventory costing relating to by-products and the allocation of production management staff salaries. Refer to the “Change in Accounting Policies” section below for further detail.
(3)	As a result of the Company’s divestment of its wholly owned subsidiary, ALPS and AHE, the operations of ALPS and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 11(b) of the Financial Statements for more information about the divestiture. Discontinued operations, from ALPS and AHE, had incurred an adjusted gross profit before FV adjustments of $0.8 million for the three months ended December 31, 2019. ALPS generated no adjusted gross profit before FV adjustments in the three months ended December 31, 2019.

Medical Cannabis Gross Margin

Adjusted gross margin before FV adjustments on medical cannabis net revenue was 56% for the three months ended December 31, 2020 as compared to 59% for the prior quarter. The decrease in adjusted gross margin before FV adjustments is primarily attributable to:

(i)	$2.7 million increase in cost of sales due to under-utilization of overhead costs as described above; offset by
(ii)	a 60% increase in the medical cannabis sales mix attributed to our international sales, which yield higher margins, from 18% in Q1 2021 to 28% in Q2 2021.

Adjusted gross margin before FV adjustments on medical cannabis net revenue was 56% for the three months ended December 31, 2020 as compared to 59% for same period of the prior year. The decrease in adjusted gross margin before FV adjustments was a result of:

(i)	$2.7 million increase in cost of sales due to under-utilization of overhead costs as described above; offset by
(ii)	a 385%, or $10.1 million increase in the medical cannabis sales mix attributed to our international sales, which yield higher margins, in the current quarter, from 6% in Q2 2020 to 28% in Q2 2021; and
11 | AURORA CANNABIS INC.	Q2 2021 MD&A

(iii)	a 2% increase in the average net selling price per gram of medical cannabis primarily attributable to a $10.1 million increase in international dried cannabis and cannabis extract net revenue.

The Company does not pass the cost of excise taxes onto medical patients. Of the $11.9 million excise taxes incurred during the three months ended December 31, 2020 (three months ended September 30, 2020 and December 31, 2019 - $14.9 million and $9.0 million, respectively), $3.0 million (three months ended September 30, 2020 and December 31, 2019 - $3.1 million and $3.3 million, respectively) relates to excise taxes levied on cannabis products that we sold to medical patients in Canada. As such, these excise taxes on medical cannabis net revenue directly impacted our bottom line and decreased our adjusted gross margin before FV adjustments on medical cannabis net revenue by 3% for the three months ended December 31, 2020 (three months ended September 30, 2020 and December 31, 2019 - 4% and 5%, respectively). Excluding the impact of excise taxes on medical cannabis net revenue, our adjusted gross margin before FV adjustments on medical cannabis would have been 59%, 63% and 64% for the three months ended December 31, 2020, September 30, 2020 and December 31, 2019, respectively.

Consumer Cannabis Gross Margin

Adjusted gross margin before FV adjustments on consumer cannabis net revenue decreased to 27% for the three months ended December 31, 2020 as compared to 38% in the prior quarter, which was a result of:

(i)	$3.3 million increase in cost of sales due to under-utilization of overhead costs as described above;
(ii)	a $1.8 million increase in actual net returns, price adjustments and net revenue provisions attributed to the Company initiated product swap. Excluding actual net returns, price adjustments and net revenue provisions, the adjusted gross margin before FV adjustments on consumer cannabis for current quarter would have been 33% compared to 39% for the prior quarter; offset by
(iii)	a 6% increase in the average net selling price per gram driven by a reduced sales mix attributed to our Daily Special value brand in the current quarter.

Adjusted gross margin before FV adjustments on consumer cannabis net revenue decreased to 27% for the three months ended December 31, 2020 as compared to 33% in the same period in the prior year, which was a result of:

(i)	$3.3 million increase in cost of sales due to under-utilization of overhead costs as described above;
(ii)	net revenue generated from our Daily Special value brand which was not present in the prior comparative period, which contributed to the decrease of our overall average net selling price per gram of consumer cannabis from $4.76 per gram in Q2 2020 to $2.97 per gram in Q2 2021; and offset by
(iii)	a $8.0 million decrease in actual net returns, price adjustments and net revenue provisions.

Wholesale Bulk Cannabis Gross Margin

During the three months ended December 31, 2020, the Company capitalized on opportunities to sell lower potency product at reduced margins. The Company generates revenue from wholesale bulk cannabis from time-to-time when pricing and terms are appropriate..

12 | AURORA CANNABIS INC.	Q2 2021 MD&A

The table below outlines adjusted gross profit and margin before fair value adjustments for the indicated six month periods.

($ thousands)	Medical Cannabis	Consumer Cannabis	Wholesale Bulk Cannabis	Ancillary Support Functions	Total
Six months ended December 31, 2020
Gross revenue	78,404	83,593	244	-	162,241
Excise taxes	(6,074)	(20,682)	-	-	(26,756)
Net revenue	72,330	62,911	244	-	135,485
Cost of sales	(42,096)	(50,825)	(1,017)	-	(93,938)
Gross profit before FV adjustments (1)	30,234	12,086	(773)	-	41,547
Depreciation	10,963	8,255	29	-	19,247
Adjusted gross profit before FV adjustments (1)	41,197	20,341	(744)	-	60,794
Adjusted gross margin before FV adjustments (1)	57%	32%	(305)%	-%	45%

Six months ended December 31, 2019 (2)(3)
Gross revenue	64,253	65,418	12,688	5,400	147,759
Excise taxes	(6,417)	(12,490)	-	-	(18,907)
Net revenue	57,836	52,928	12,688	5,400	128,852
Cost of sales	(26,130)	(34,240)	(5,431)	(5,279)	(71,080)
Gross profit (loss) before FV adjustments (1)	31,706	18,688	7,257	121	57,772
Depreciation	5,191	5,619	1,025	-	11,835
Adjusted gross profit before FV adjustments (1)	36,897	24,307	8,282	121	69,607
Adjusted gross margin before FV adjustments (1)	64%	46%	65%	2%	54%
(1)	These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)	Amounts have been retroactively restated for the change in accounting policy for inventory costing relating to by-products and the allocation of production management staff salaries. Refer to the “Change in Accounting Policies” section below for further detail.
(3)	As a result of the Company’s divestment of its wholly owned subsidiary, ALPS and AHE, the operations of ALPS and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 11(b) of the Financial Statements for more information about the divestiture. Discontinued operations, from ALPS and AHE, had incurred an adjusted gross profit before FV adjustments of $0.7 million for the six months ended December 31, 2019. ALPS generated no adjusted gross profit before FV adjustments in the six months ended December 31, 2019.

Medical Cannabis Gross Margin

Adjusted gross margin before FV adjustments on medical cannabis net revenue was 57% for the six months ended December 31, 2020 as compared to 64% for same period of the prior year. The decrease in adjusted gross margin before FV adjustments was a result of (i) $5.2 million of additional cost of sales incurred due to the ramp up of Aurora Nordic which received its sales license in Denmark in Q1 2021 and has not yet reached maximum capacity and economies of scale, and (ii) a $2.7 million increase in cost of sales due to under-utilized capacity as described above.

The Company does not pass the cost of excise taxes onto medical patients. Of the $26.8 million excise taxes incurred during the six months ended December 31, 2020 (six months ended December 31, 2019 - $18.9 million), $6.1 million (six months ended December 31, 2019 - $6.4 million) relates to excise taxes levied on cannabis products that we sold to medical patients in Canada. As such, these excise taxes on medical cannabis net revenue directly impacted our bottom line and decreased our adjusted gross margin before FV adjustments on medical cannabis net revenue by 3% for the six months ended December 31, 2020 (six months ended December 31, 2019 - 3%). Excluding the impact of excise taxes on medical cannabis net revenue, our adjusted gross margin before FV adjustments on medical cannabis would have been 60% and 67% for the six months ended December 31, 2020 and 2019, respectively.

Consumer Cannabis Gross Margin

Adjusted gross margin before FV adjustments on consumer cannabis net revenue decreased to 32% for the six months ended December 31, 2020 as compared to 46% for same period of the prior year, which was a result of (i) $3.3 million increase in cost of sales due to under-utilized capacity as described above. and (ii) net revenue generated from our Daily Special value brand which was not present in the prior comparative period, which contributed to the decrease of our overall average net selling price per gram of consumer cannabis from $5.04 per gram to $2.89 per gram for the six months ended December 31 2020 and 2021, respectively.

Wholesale Bulk Cannabis Gross Margin

During the six months ended December 31, 2020, the Company capitalized on opportunities to sell lower potency product at reduced margins. The Company generates revenue from wholesale bulk cannabis from time-to-time when pricing and terms are appropriate.

13 | AURORA CANNABIS INC.	Q2 2021 MD&A

Operating Expenses

	Three months ended			Six months ended
($ thousands)	December 31, 2020	September 30, 2020	December 31, 2019 (1)(2)	December 31, 2020	December 31, 2019 (1)(2)
General and administration	27,834	29,289	58,429	57,123	108,980
Sales and marketing	14,138	15,035	28,872	29,173	50,727
Acquisition costs	-	1,104	2,059	1,104	3,023
Research and development	2,432	2,584	6,775	5,016	12,823
Depreciation and amortization	14,006	14,074	20,739	28,080	38,717
Share-based compensation	5,987	6,861	19,694	12,848	44,251
(1)	Amounts have been retroactively restated for the change in accounting policy for inventory costing relating to by-products and the allocation of production management staff salaries. Refer to the “Change in Accounting Policies” section below for further detail.
(2)	As a result of the Company’s divestment of its wholly owned subsidiary, ALPS and AHE, the operations of ALPS and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 11(b) of the Financial Statements for more information about the divestiture.
(a)	During the three and six months ended December 31, 2019, discontinued operations had incurred a total of $4.4 million and $7.4 million of general and administration expense, respectively, of which $1.8 million and $3.1 million, respectively, was attributable to AHE, and $2.6 million and $4.3 million, respectively, was attributable to ALPS.
(b)	During the three and six months ended December 31, 2019, discontinued operations had incurred a total of $0.3 million and $0.4 million of sales and marketing expense, respectively, and was primarily attributable to AHE.

General and administration (“G&A”)

During the three months ended December 31, 2020, G&A expenses remained relatively consistent, experiencing a slight decrease of $1.5 million as compared to the prior quarter. Included in G&A for the three months ended December 31, 2020 and September 30, 2020 is $2.1 million and $4.1 million, respectively, related to restructuring charges, severance and benefits related to the wind down of certain production facilities as part of our business transformation plan. Excluding these impacts, G&A for the three months ended December 31, 2020 would have been consistent with the prior quarter.

During the three and six months ended December 31, 2020, G&A expenses decreased by $30.6 million and $51.9 million, respectively, as compared to the same periods in the prior year. The decrease was primarily attributable to higher salaries, wages and benefit costs associated with a larger headcount base in the prior year, as well as higher professional and consulting fees related to general corporate matters, travel and entertainment expenses and corporate and office charges prior to implementing our business transformation plan.

Sales and marketing (“S&M”)

During the three months ended December 31, 2020, S&M expenses remained relatively consistent, experiencing a slight decrease by $0.9 million as compared to prior quarter as the impact of the Company’s business transformation associated with S&M was primarily finalized in the beginning of Q1 2021.

During the three and six months ended December 31, 2020, S&M decreased by $14.7 million and $21.6 million, respectively, as compared to the prior year. The decrease was primarily due to (i) reduction of $8.9 million and 14.1 million, respectively, in promotional activities and travel expenses as a result of COVID-19; (ii) reduction of $2.3 million and a $4.2 million, respectively, in payroll as a result of our business transformation plan; and (iii) reduction of $1.3 million and $2.6 million, respectively, in UFC sponsorship fees as a result of the mutual partnership termination.

Research and development (“R&D”)

During the three months ended December 31, 2020, R&D expenses remained relatively consistent, experiencing a slight decrease of $0.2 million as compared to the prior quarter as the impact of the Company’s business transformation associated with R&D was primarily finalized in the beginning of Q1 2021.

During the three and six months ended, R&D expenses decreased by $4.3 million and $7.8 million, respectively, as compared to the prior year. The decrease was primarily due to (i) a decrease of $1.7 million and $3.4 million, respectively, in payroll expenses as a result of the restructuring and business transformation plan; and (ii) a decrease of $1.3 million and $2.6 million, respectively, in UFC sponsorship fees as a result of the mutual partnership termination.

Depreciation and amortization

Depreciation and amortization expense for the three months ended December 31, 2020 remained relatively consistent, experiencing a slight decrease of $0.1 million as compared to the prior quarter.

Depreciation and amortization expense for the three and six months ended December 31, 2020 decreased by $6.7 million and $10.6 million, respectively, as compared to the same periods in the prior year. The decrease was primarily due to the impairment in property, plant and equipment and definite life intangible assets recorded subsequent to December 31, 2019.

14 | AURORA CANNABIS INC.	Q2 2021 MD&A

Share-based compensation

During the three months ended December 31, 2020, share-based compensation expense decreased by $0.9 million as compared to the prior quarter. The decrease was primarily due the headcount reduction from our business transformation plan.

During the three and six months ended December 31, 2020, share-based compensation expense decreased by $13.7 million and $31.4 million, respectively, as compared to the same periods in the prior year. The decrease was primarily due to the headcount reduction from our business transformation plan, a reduction in post-combination contingent consideration share-based payments relating to business combinations completed in the prior year, as well as a reduction in the fair value of both options previously issued to our former independent strategic advisor and new options issued during the respective periods. The decline in fair value is directly attributable to the decline in the Company’s stock price.

Other (expense) income

For the three months ended December 31, 2020, other expense was $242.6 million and consisted of (i) $233.1 million losses attributable to the indefinite pause of operations at Aurora Sun; (ii) $21.0 million fair value loss on our derivative liabilities related to the November 2020 Offering Warrants and the US$345 million convertible debenture; (iii) $18.9 million finance and other costs; (iv) $0.8 million impairment on property, plant and equipment; offset by (v) $23.7 million government grant income; (vi) $3.3 million gain on disposal of property, plant and equipment and assets held for sale; and (vii) $2.8 million unrealized fair value gain on our derivative investments. Of the $233.1 million losses attributable to Aurora Sun, $220.8 million was recognized on the impairment of property, plant and equipment, $10.3 million on the impairment of deposits, and $2.0 million from the onerous contract provision.

For the six months ended December 31, 2020, other expense was $306.8 million and consisted of (i) $233.1 million losses attributable to the indefinite pause of operations at Aurora Sun; (ii) $44.1 million of legal settlement and contract termination fees; (iii) $33.6 million finance and other costs; (iv) $19.3 million fair value loss on our derivative liabilities related to the November 2020 Offering Warrants and the US$345 million convertible debenture; (v) $5.6 million of fair value losses on derivative investments; (vi) $3.8 million impairment to intangible assets; (vii) $1.5 million impairment of property, plant and equipment; offset by (viii) $23.7 million government grant income; and (ix) a $6.9 million gain in foreign exchange.

Refer to Notes 6(b), 15 and 17(c) of the Financial Statements for the three and six months ended December 31, 2020 for a summary of the Company’s derivative investments, convertible debentures, and share purchase warrants, respectively.

Adjusted EBITDA

The following is the Company’s adjusted EBITDA:

($ thousands)	Three months ended			Six months ended
	December 31, 2020	September 30, 2020 (2)	December 31, 2019 (1)(2)	December 31, 2020 (2)	December 31, 2019 (1)(2)
Net (loss) income from continuing operations	(292,788)	(107,160)	(1,302,175)	(399,948)	(1,290,938)
Finance costs	18,872	14,691	23,833	33,563	41,709
Interest (income) expense	(1,865)	(1,267)	(1,997)	(3,132)	(2,886)
Income tax expense (recovery)	3,167	611	(25,136)	3,778	(6,432)
Depreciation and amortization	24,883	22,444	26,757	47,327	50,552
EBITDA	(247,731)	(70,681)	(1,278,718)	(318,412)	(1,207,995)
Changes in fair value of inventory sold	5,942	3,304	13,223	9,246	34,528
Unrealized gain on changes in fair value of biological assets	(6,262)	(5,407)	(7,932)	(11,669)	(33,831)
Share-based compensation	5,987	6,861	19,694	12,848	44,251
Acquisition costs	-	1,104	2,059	1,104	3,023
Foreign exchange loss (gain)	527	(7,427)	961	(6,900)	3,901
Share of loss from investment in associates	117	373	1,930	490	4,322
Government grant income	(23,678)	-	-	(23,678)	-
Losses (gains) on financial instruments (3)	17,309	7,366	166,877	24,675	36,829
Losses (gains) on deemed disposal of significant influence investment	-	1,443	-	1,443	-
Gains (losses) on disposal of assets held for sale and property, plant, and equipment	(3,317)	922	-	(2,395)	-
Restructuring charges	-	210	-	210	-
Onerous contract provision	2,000	-	-	2,000	-
Impairment of deposit, inventory, investment in associate, property, plant and equipment, intangibles, and goodwill	232,304	4,041	1,012,049	236,345	1,012,049
Adjusted EBITDA (4)	(16,802)	(57,891)	(69,857)	(74,693)	(102,923)
(1)	Amounts have been retroactively restated for the change in accounting policy for inventory costing relating to by-products and the allocation of production management staff salaries. Refer to the “Change in Accounting Policies” section below for further detail.
15 | AURORA CANNABIS INC.	Q2 2021 MD&A

(2)	As a result of the Company’s divestment of its wholly owned subsidiaries ALPS and AHE, the operations of ALPS and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 11(b) of the Financial Statements for more information about the divestiture. Including the results of ALPS and AHE, adjusted EBITDA loss would have been $58.4 million and $71.2 million for the three months ended September 30, 2020 and December 31, 2019, respectively, and $75.2 million and $105.6 million for the six months ended December 31, 2020 and 2019, respectively.
(3)	Includes fair value changes on derivative investments, derivative liabilities, contingent consideration, and (gain) loss on the modification of debt. Refer to Note 20 of the Financial Statements.
(4)	Adjusted EBITDA is a non-GAAP financial measure and is not a recognized, defined, or standardized measure under IFRS. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of the MD&A.

Included in the three months ended December 31, 2020 Adjusted EBITDA loss is $0.8 million (three months ended September 30, 2020 - $43.3 million) legal settlement and contract termination fees, $2.1 million (three months ended September 30, 2020 - $4.1 million) related restructuring charges, severance and benefits associated with the business transformation plan, and $1.8 million increase in revenue provisions as a result of our Company initiated product swap to replace low quality product with higher potency product at the provinces. Excluding these impacts, Adjusted EBITDA loss is $12.1 million (three months ended September 30, 2020 - $10.5 million).

Adjusted EBITDA loss decreased by $41.1 million, or 71%, for the three months ended December 31, 2020 as compared to the prior quarter. The decrease is primarily attributable to a reduction in the legal settlement and contract termination fees, costs associated to ongoing severance and benefits associated with the business transformation plan, and the increase in revenue provisions from the Company initiated product swap described above. Excluding these impacts, Adjusted EBITDA loss increased by $1.6 million primarily driven by a $5.0 million increase in cash gross profit in the current quarter mainly due to the under-utilization of costs as described above.

Adjusted EBITDA loss decreased by $53.1 million, or 76%, for the three months ended December 31, 2020 as compared to the same quarter in the prior year. The decrease is primarily attributable to (i) $3.7 million increase in cash gross profit; and (ii) $49.7 million reduction in SG&A and R&D expense.

Adjusted EBITDA loss decreased by $28.2 million, or 27%, for the six months ended December 31, 2020 as compared to the prior year. The decrease is primarily attributable to (i) $81.2 million decrease in SG&A and R&D expenses; offset by (ii) $44.1 million legal settlement and contract termination fees; and (iii) a $8.8 million decrease in cash gross profit in the current period.

Liquidity and Capital Resources

($ thousands)	December 31, 2020	June 30, 2020
Cash and cash equivalents (1)	384,386	162,179
Marketable securities	4,268	7,066

Working capital (2)	592,746	148,483
Total assets (2)	2,830,190	2,783,145
Total non-current liabilities	483,176	384,439

Capitalization
Convertible notes	321,555	327,038
Loans and borrowings	171,818	204,209
Total debt	493,373	531,247
Total equity	2,197,181	2,126,450
Total capitalization	2,690,554	2,657,697
(1)	Included in cash and cash equivalents is a requirement to maintain a minimum unrestricted cash balance of the lessor of $75 million, or 225% of outstanding principal of Facility B less of any cash collateral balance. Refer to the “Credit Facility” discussion below.
(2)	In accordance with IFRS 3 - Business Combinations, acquisition date fair values assigned to the Reliva purchase price allocation and goodwill have been adjusted, within the applicable measurement period, where new information is obtained about facts and circumstances that existed at the acquisition date. Refer to Note 12 in the Financial Statements.

During the three and six months ended December 31, 2020, the Company primarily financed its operations, capital expenditures and growth initiatives through the generation of net revenue and equity financing. For more information on key cash flows related to operations, investing and financing activities during the quarter, refer to the “Cash Flow Highlights” discussion below.

The Company’s objective when managing its liquidity and capital resources is to maintain sufficient liquidity to support financial obligations when they come due, while executing operating and strategic plans. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. Our ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control, such as the potential impact of COVID-19. Our primary short-term liquidity needs are to fund our net operating losses, capital expenditures to maintain existing facilities, debt repayments, and lease payments. Our medium-term liquidity needs primarily relate to debt repayments and lease payments. Our long-term liquidity needs primarily relate to potential strategic plans.

In an effort to manage liquidity prudently while the Company moves towards profitability and positive cash flow, Aurora has taken the following steps:

•	During the three months ended December 31, 2020, the Company raised net proceeds of $278.5 million (US$210.4 million) under its ATM program. As at December 31, 2020, the Company had no remaining available room under the ATM;
•	On October 9, 2020, the Company sold all of its common shares held in Cann Group for net proceeds of $5.9 million;
16 | AURORA CANNABIS INC.	Q2 2021 MD&A

•	On October 29, 2020, the Company filed the 2020 Shelf Prospectus and a corresponding 2020 Registration Statement with the SEC, allowing the Company to make offerings of up to US$500 million in common shares, preferred shares, warrants, subscription receipts and debt securities, or any combination thereof during the 25-month period that the 2020 Shelf Prospectus remains effective (refer to Key Developments During and Subsequent to the Three Months Ended December 31, 2020);
•	In November 2020, the Company filed the November 2020 Prospectus Supplement and raised US$172.5 million through the issuance of 23,000,000 units at US$7.50 per unit.

These initiatives are expected to provide the Company with increased liquidity and flexibility to meet its financial commitments, including its near-term obligations of $187.7 million (refer to the “Contractual Obligations” table below). As of December 31, 2020, the Company has access to the following capital resources available to fund operations and obligations:

•	$384.4 million cash and cash equivalents of which the Company must maintain a minimum unrestricted cash balance of the lesser of i) $75 million or ii) 225% of the outstanding principal on Facility B less any cash collateral (refer to the “Credit Facility” section below for more information);
•	A remaining $110.0 million Credit Facility with BMO, of which $1.9 million letters of credit and $95.0 million of principal is outstanding under Facility A and Facility B, respectively (Note 16(a) of the Financial Statements), with $13.1 million of total borrowing capacity undrawn under Facility A and available to the Company.

Subsequent to December 31, 2020, the Company filed a second supplement under the 2020 Shelf Prospectus (“January 2021 Prospectus Supplement”) and raised US$137.9 million through the issuance of 13,200,000 units at US$10.45 per unit, including the over-allotment option. As of the date of this report, the Company has approximately $565 million in cash, including restricted cash.

We intend to use the net proceeds from any offerings under the 2020 Shelf Prospectus to support our short-term liquidity needs, debt repayments, general corporate purposes, working capital requirements and potential acquisitions. Volatility in the cannabis industry, stock market and Company’s share price may impact the amount and our ability to raise financing under the 2020 Shelf Prospectus.

From time-to-time, management may also consider the sale of its marketable securities and shares held in publicly traded investments in associates to support near term cash and liquidity needs.

Based on all of the aforementioned factors, the Company believes that its reduction of operating costs, current liquidity position, and access to the 2020 Shelf Prospectus are adequate to fund operating activities and cash commitments for investing and financing activities for the foreseeable future.

Credit Facility

On December 17, 2020, the Company executed a second amended Credit Facility (the “Second Amended and Restated Credit Agreement”) which restructures existing financial covenants, extends the credit facility maturity date and adjusts certain repayment terms. Under the Second Amended and Restated Credit Agreement, the key amended terms are as follows:

•	An extension of the maturity date from August 29, 2021 to December 31, 2022;
•	A requirement to maintain a restricted cash balance of $50.0 million that can be used to repay, at any time at the Company’s discretion, the outstanding principal on Facility B on a 1:1 basis with a corresponding reduction in the restricted cash balance requirement;
•	100% of net proceeds received from the sale of certain Canadian facilities will be used to repay the outstanding principal on Facility B up to a maximum of $36.5 million; these repayments will reduce the quarterly principal repayments evenly over the remaining term post June 30, 2021. 75% of net proceeds received in excess of $5.0 million from the sale of other properties will be used to repay the outstanding principal on Facility B; and
•	A single financial covenant requiring a minimum unrestricted cash balance of the lesser of i) $75 million or ii) 225% of the outstanding principal on Facility B less any cash collateral.

As at December 31, 2020, the Company had a total of $1.9 million of letters of credit under its revolving Facility A with an additional $13.1 million of total borrowing capacity available under the revolver, and $95.0 million principal outstanding under Facility B. As of December 31, 2020, the Company had an unrestricted cash balance of $360.9 million under the BMO Credit Facility and is in compliance with all covenants under the Second Amended and Restated Credit Agreement. Refer to Note 16(a) of the Financial Statements for the three and six months ended December 31, 2020.

Equity Financings

On April 2, 2019, the Company filed a Shelf Prospectus (the “2019 Shelf Prospectus”) with the securities regulators in each province of Canada, except for the Province of Quebec, and a corresponding shelf registration statement on Form F-10 (the “Registration Statement”) with the SEC. The 2019 Shelf Prospectus and Registration Statement allowed the Company to make offerings of common shares, debt securities, subscription receipts, units, warrants or any combination thereof of up to US$750.0 million during the 25-month period that the 2019 Shelf Prospectus is effective. The Company filed two prospectus ATM supplements which together provided for the sale of up to US$650 million of common shares by registered dealers on behalf of Aurora at prevailing market prices at the time of sale. During the three months ended December 31, 2020, the Company issued 27,231,460 common shares under the ATM program for US$127 million gross proceeds, with no remaining available room under the ATM.

On October 29, 2020, the Company filed the 2020 Shelf Prospectus and a corresponding 2020 Registration Statement with the SEC. The 2020 Shelf Prospectus and 2020 Registration Statement will allow the Company to make offerings of common shares, preferred shares, warrants, subscription receipts and debt securities, or any combination thereof of up to US$500 million during the 25-month period that the 2020 Shelf Prospectus remains effective. During the three months ended December 31, 2020, the Company completed the November 2020 Prospectus Supplement and raised gross proceeds of US$172.5 million (Refer to Key Developments During and Subsequent to the Three Months Ended December 31, 2020).

17 | AURORA CANNABIS INC.	Q2 2021 MD&A

Subsequent to December 31, 2020, the Company completed the January 2021 Prospectus Supplement and raised gross proceeds of US$137.9 million (Refer to Key Developments During and Subsequent to the Three Months Ended December 31, 2020).

Cash Flow Highlights

The table below summarizes the Company’s cash flows for the three and six months ended December 31, 2020 and the comparative periods:

($ thousands)	Three months ended		Six months ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Cash used in operating activities	(64,141)	(134,707)	(172,672)	(229,615)
Cash used in investing activities	(10,179)	(131,608)	(22,979)	(161,071)
Cash provided by financing activities	320,596	271,217	416,667	375,055
Effect of foreign exchange	4,432	(1,094)	1,191	(762)
Increase (decrease) in cash and cash equivalents	250,708	3,808	222,207	(16,393)

Cash used in operating activities for the three months ended December 31, 2020 decreased by $70.6 million as compared to the same period in the prior year. The decrease was primarily due to a reduction in operational spending and a lower headcount as a result of the business transformation plan, and a $22.6 million decrease in changes in non-cash working capital over prior year. The decrease in non-cash working capital over prior year was mainly driven by (i) $28.7 million decrease in biological assets and inventory; (ii) $8.4 million decrease in accounts receivable; offset by (iii) $16.1 million increase in cash used for prepaids and other current assets as compared to 2019.

Cash used in operating activities for the six months ended December 31, 2020 decreased by $56.9 million as compared to the same period in the prior year. The decrease was primarily attributable to a reduction in operational spending and a lower headcount as a result of the business transformation plan, and a $32.3 million decrease in changes in non-cash working capital over prior year. The decrease in non-cash working capital was mainly driven by (i) $32.0 million decrease in biological assets and inventory; (ii) $14.7 million increase in changes in accounts payable and accrued liabilities; (iii) $8.1 million decrease in prepaids and other current assets; offset by (iv) $17.8 million increase in changes in accounts receivable over the prior year.

Cash used in investing activities for the three months ended December 31, 2020 decreased by $121.4 million as compared to the same period in the prior year. The decrease was primarily due to (i) a $113.0 million decrease in property, plant and equipment expenditures; (ii) $6.1 million increase in proceeds from the disposal of marketable securities; (iii) $5.8 decrease in cash used for deposits; offset by (iv) $1.0 million increase in loans receivable.

Cash used in investing activities for the six months ended December 31, 2020 decreased by $138.1 million as compared to the same period in the prior year. The decrease was primarily attributable to (i) a $204.0 million decrease in property, plant and equipment expenditures; (ii) $13.7 million decrease in cash used for deposits; offset by (iii) a $78.6 million decrease in proceeds generated from disposals of marketable securities.

Cash provided by financing activities for the three months ended December 31, 2020 increased by $49.4 million as compared to the same period in the prior year. The increase was primarily due to (i) a $116.8 million increase cash generated from share issuances; (ii) $2.0 million decrease in lease principal repayments; offset by (iii) $50.0 million increase in restricted cash; (iv) $14.4 million decrease in proceeds received from long term loans; and (v) $4.4 million increase in the repayment of long term loans.

Cash provided by financing activities for the six months ended December 31, 2020 increased by $41.6 million as compared to the same period in the prior year. The increase was primarily attributable to (i) $172.7 million increase in cash generated from share issuances; (ii) $3.5 million decrease in lease principal repayments; offset by (iii) $64.4 million decrease in proceeds received from long term loans; (iv) $51.1 million increase in restricted cash; and (v) $18.8 increase in repayments of long term loans.

Capital Expenditures

The Company’s major capital expenditures for the three months ended December 31, 2020 mainly consisted of (i) construction activities at the German production facility, (ii) activities to prepare the Polaris facility for manufacturing and distribution, and (iii) the co-generation project at the Aurora River Facility. In December 2020, the Company formally terminated construction activity and closed its Aurora Sun facility. We are simplifying our network and focusing on our core sites to transform Aurora into a company that delivers earnings both in the short-term and long-term.

18 | AURORA CANNABIS INC.	Q2 2021 MD&A

Contractual Obligations

As at December 31, 2020, the Company had the following contractual obligations:

($ thousands)	Total	≤ 1 year	Over 1 year to 3 years	Over 3 years to 5 years	> 5 years
Accounts payable and accrued liabilities	69,002	69,002	-	-	-
Convertible notes and interest (1)	524,139	24,174	48,348	451,617	-
Lease liabilities (2)	158,831	10,142	28,754	24,042	95,893
Loans and borrowings excluding lease liabilities (2)	101,106	38,376	62,730	-	-
Contingent consideration payable (3)	32,000	32,000	-	-	-
Capital commitments (4)	11,914	11,914	-	-	-
Purchase commitments (5)	9,125	2,066	4,132	2,927	-
Total contractual obligations	906,117	187,674	143,964	478,586	95,893
(1)	Assumes the principal balance outstanding at December 31, 2020 remains unconverted and includes the estimated interest payable until the maturity date.
(2)	Includes interest payable until maturity date. Refer to Note 16(a) of the Financial Statements for discussion of the terms of the Credit Facility.
(3)	Payable in cash, shares, or a combination of both at Aurora’s sole discretion.
(4)	Relates to remaining commitments that the Company has made to vendors for equipment purchases and capital projects pertaining to existing construction.
(5)	Relates to a manufacturing agreement with Capcium for the encapsulation of softgels.

Contingencies

From time to time, the Company and/or its subsidiaries may become parties to legal proceedings and the Company will take appropriate action with respect to any such legal proceedings, including by defending itself against such legal claims as necessary. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

The Company and certain of its current and former directors and officers are subject to a purported class action proceeding in the United States District Court for the District of New Jersey on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and February 6, 2020. Lead plaintiffs have been appointed and an amended complaint was filed and served on September 21, 2020. On November 20, 2020 and January 19, 2021, the Company filed a Motion to Dismiss and the plaintiffs filed their Opposition Brief, respectively. The amended complaint alleges, inter alia, that we and certain of our current and former officers and directors violated the federal securities laws by making false and/or misleading statements and/or failing to disclose that the Company’s ability to sell products had been materially impaired by market oversupply, including oversupply that was the product of the Company’s own aggressive ramp in production capacity; the Company’s ability to distribute products to customers had been materially impaired by the drastically inadequate number of retail stores in Ontario, Quebec and British Columbia; the Company had materially overstated the potential market for the Company’s consumer cannabis products due to the strength of the illegal black market in Canada; demand generated by the cannabis market was not as large as the Company had claimed; and that all of the foregoing had negatively impacted the Company’s business, operations, and prospects, and impaired the Company’s ability to achieve profitability as represented by the Company. We dispute the allegations in the amended complaint and intend to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, we are currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above. As such, no provision has been recognized as at December 31, 2020.

The Company and its subsidiary, ACE, have been named in a purported class action proceeding in the Province of Alberta in relation to the alleged mislabeling of cannabis products with inaccurate THC/CBD content. The class action involves a number of other parties including Aleafia Health Inc., Hexo Corp, Tilray Canada Ltd., among others, and alleges that upon laboratory testing, certain cannabis products were found to have lower THC potency than the labeled amount, suggesting, among other things, that plastic containers may be leeching cannabinoids. We dispute the allegations and intend to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, we are currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. As such, no provision has been recognized as at December 31, 2020.

A claim was commenced on June 15, 2020 against Aurora and a former officer alleging a claim of breach of obligations under a term sheet, with the plaintiff seeking $18.0 million in damages. The Company believes the action to be without merit and has filed a statement of defence and counterclaim. Due to the uncertainty of the timing and the amount of estimated future cash outflows relating to this claim, no provision has been recognized as of December 31, 2020.

A claim was commenced on June 17, 2020 against Aurora by a former consultant of MedReleaf regarding stock options that were believed by the plaintiff to be granted prior to MedReleaf’s IPO. These options were not on the records of MedReleaf at the time of due diligence or acquisition and, as such, no options were granted on closing of the acquisition. We expect to proceed to mediation to resolve this matter and have determined that any potential payment that may result would be immaterial.

On August 10, 2020, a purported class action lawsuit was filed against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchase, or otherwise acquired, publicly traded Aurora securities and suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. We dispute the allegations and intend to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, we are currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. As such, no provision has been recognized as at December 31, 2020.

19 | AURORA CANNABIS INC.	Q2 2021 MD&A

On October 2, 2020, a purported class action proceeding was commenced in the United States District Court for the District of New Jersey against the Company and certain executive officers on behalf of persons or entities who purchased or otherwise acquired Aurora securities between February 13, 2020 and September 4, 2020. The complaint alleges, inter alia, that the Company and certain executive officers violated the federal securities laws by making false and/or misleading statements and/or failing to disclose that the Company had significantly overpaid for previous acquisitions and experienced degradation in certain assets, including its production facilities and inventory; the Company’s business transformation plan and cost reset failed to mitigate the foregoing issues; it was foreseeable that the Company would record significant goodwill and asset impairment charges; and as a result, the Company’s public statements were materially false and misleading. Motions for the appointment of a lead plaintiff have been filed and awaits ruling. We dispute the allegations in the complaint and intend to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, we are currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above. As such, no provision has been recognized as at December 31, 2020.

The Company was party to an arbitration matter with a third party with respect to a break fee believed to be due by Aurora under an agreement. Binding arbitration in favor of the other company was awarded on September 13, 2020 in the amount of $3.0 million plus interest and costs, and the payment was made by the Company on October 13, 2020.

We are subject to litigation and similar claims in the ordinary course of business, including claims related to employment, human resources, product liability and commercial disputes. We have received notice of, or are aware of, certain possible claims against us where the magnitude of such claims is negligible or it is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors including: the preliminary nature of some claims; an incomplete factual record; and the unpredictable nature of opposing parties and their demands. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent non provided for through insurance or otherwise, would have a material effect on our consolidated financial statements, other than the claims described above.

Off-balance sheet arrangements

As at the date of this MD&A, the Company has $1.9 million letters of credit outstanding under Facility A of its BMO Credit Agreement. There are no other material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company

Related Party Transactions

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company’s executive management team and management directors. Compensation expense for key management personnel was as follows:

	Three months ended		Six months ended
($ thousands)	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Short-term employment benefits (1)	802	2,274	2,424	5,195
Termination benefits	-	900	450	900
Directors’ fees (2)	132	128	281	255
Share-based compensation (3)	3,150	6,574	6,392	11,203
Total management compensation (4)	4,084	9,876	9,547	17,553
(1)	Short-term employment benefits include salaries, wages, bonuses and non-monetary benefits such as subsidized vehicle costs. Short-term employment benefits are measured at the exchange value, being the amounts agreed to by each party.
(2)	Includes meeting fees and committee chair fees.
(3)	Share-based compensation represent the contingent consideration, and the fair value of options, restricted share units, deferred share units and performance share units granted and vested to key management personnel and directors of the Company under the Company’s share-based compensation plans (refer to Note 18 of the Financial Statements).
(4)	As of December 31, 2020, $0.2 million is payable or accrued for key management compensation (June 30, 2020 - $3.8 million).

The following is a summary of the significant transactions with related parties:

	Three months ended		Six months ended
($ thousands)	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Production costs (1)	524	1,510	1,782	3,168

(1)	Production costs incurred with (i) Capcium Inc. (“Capcium”), a company where Aurora holds significant influence; and (ii) Iotron Industries Canada Inc. (“Iotron”), an associate of the Company’s joint venture company. Aurora does not have the authority or ability to exert power over either Capcium or Iotron’s financial and/or operating decisions (i.e. control).

During the six months ended December 31, 2020, the Company sold AHE to the subsidiary’s President and former owner.

20 | AURORA CANNABIS INC.	Q2 2021 MD&A

The following amounts were receivable from (payable to) related parties:

($ thousands)	December 31, 2020	June 30, 2020
Equipment loan receivable from investments in associates (1)	7,715	3,242
Debenture and interest receivable from investment in associate (2)	21,460	21,980
Production costs with investments in associates (3)(4)	(54)	(1,365)
	29,121	23,857
(1)	Relates to the purchase of production equipment on behalf of the Company’s joint venture, Auralux Enterprises Ltd. The loan bears interest at 5% per annum, payable monthly. The loan is to be repaid in installments on an annual basis in an amount equal to 50% of the associate’s EBITDA. The unpaid balance of the loan matures 10 years from the funding date.
(2)	Represents the $20.0 million unsecured convertible debenture in Choom Holdings Inc. plus interest receivable. The debenture bears interest at 6.5% per annum and matures on November 2, 2022.
(3)	Production costs incurred with (i) Capcium Inc., a company that manufactures our softgels and where Aurora holds significant influence in; and (ii) Iotron Industries Canada Inc. who provides cannabis processing services to the Company and is party to a common joint venture with Iotron Industries Canada Inc. Pursuant to a manufacturing agreement with Capcium Inc., the Company is contractually committed to purchase a minimum number of softgels during each calendar year 2020 and thereafter. If the Company fails to meet the required purchase minimum, then it is required to pay a penalty fee equal to the difference between the actual purchased quantity and the required purchase minimum multiplied by cost of the softgels. The Company is committed to purchase 42.7 million capsules in calendar 2020, and 20.0 million capsules per calendar year until December 31, 2026. The Company believes that it is more likely than not that the minimum purchase quantity, and such paid a penalty over the calendar year 2020.
(4)	Amounts are due upon the issuance or receipt of invoices, are unsecured and non-interest bearing.

These transactions are in the normal course of operations and are measured at the exchange value, being the amounts agreed to by the parties.

Critical Accounting Estimates

The preparation of the Company’s Financial Statements under IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Other than the estimates used in provision (Note 22(b)(v) in the Financial Statements), government grant (Note 4 in the Financial Statements), impairment of property, plant and equipment (Note 10 in the Financial Statements), impairment testing for cash generating units and goodwill (Note 14 in the Financial Statements), and share purchase warrants (refer to Note 17(c) in the Financial Statements), there have been no changes in Aurora's critical accounting estimates during the six months ended December 31, 2020. For additional information on the Company’s accounting policies and key estimates, refer to the note disclosures in the annual consolidated financial statements and MD&A as at and for the year ended June 30, 2020.

Change in Accounting Policy

Effective April 1, 2020, the Company elected to change its accounting policy for inventory costing of by-products. The process of growing and harvesting dried cannabis produces trim, which is now considered to be a by-product. Inventories of harvested cannabis, which now excludes trim, are transferred from biological assets to inventory at fair value less costs to sell at the point of harvest, which becomes the deemed cost. Historically, the Company pro-rated this deemed cost of inventory based on the total grams harvested. The Company now measures by-products at their net realizable value at point of harvest and deducts this value from the total deemed cost to derive a net cost for the main product. Additionally, the Company has elected to change its accounting policy with respect to the allocation of production management staff salaries, previously charged to general administrative expense, and now charged to inventory and cost of sales. The Company now allocates and capitalizes a portion of these salaries to inventory as opposed to expensing them directly in general and administrative expenses. The Company believes that the revised policies and presentation provides more accurate and relevant financial information to users of the condensed consolidated interim financial statements.

21 | AURORA CANNABIS INC.	Q2 2021 MD&A

Management has applied the change in accounting policy retrospectively. The following is a summary of the impacts to the statement of comprehensive loss for the three months ended December 31, 2019:

December 31, 2019 As previously reported		Inventory Adjustments	Discontinued Operations	December 31, 2019 Restated
Condensed Consolidated Interim Statement of Comprehensive Loss
Cost of sales	33,214	3,830	(107)	36,937
Gross profit (loss) before fair value adjustments	22,813	(3,830)	(782)	18,201

Changes in fair value of inventory sold	22,778	(9,555)	-	13,223
Unrealized gain on changes in fair value of biological assets	(29,880)	21,948	-	(7,932)
Gross profit (loss)	29,915	(16,223)	(782)	12,910

General and administration	70,751	(7,879)	(4,443)	58,429

Income tax (recovery) expense	(24,156)	(2,124)	1,267	(25,013)

Net loss from continuing operations	(1,305,898)	(6,220)	9,943	(1,302,175)
Net loss attributable to Aurora shareholders	(1,286,129)	(6,220)	-	(1,292,349)
Loss per share (basic and diluted) (1)	(14.18)	(0.07)	-	(14.25)
(1)	Loss per share (basic and diluted) has been recalculated to reflect the Share Consolidation effected on May 11, 2020. Refer to Note 2(a) on the Financial Statements

The following is a summary of the impacts to the statement of comprehensive loss and the statement of cash flows for the six months ended December 31, 2019:

December 31, 2019 As previously reported		Inventory Adjustments	Discontinued Operations	December 31, 2019 Restated
Condensed Consolidated Interim Statement of Comprehensive Loss
Cost of sales	65,953	6,800	(1,673)	71,080
Gross profit (loss) before fair value adjustments	65,319	(6,800)	(747)	57,772

Changes in fair value of inventory sold	41,312	(6,784)	-	34,528
Unrealized gain on changes in fair value of biological assets	(59,616)	25,785	-	(33,831)
Gross profit (loss)	83,623	(25,801)	(747)	57,075

General and administration	129,872	(13,523)	(7,369)	108,980

Income tax (recovery) expense	(5,038)	(3,125)	1,731	(6,432)

Net loss from continuing operations	(1,295,528)	(9,153)	13,743	(1,290,938)
Net loss attributable to Aurora shareholders	(1,273,373)	(9,153)	-	(1,282,526)
Lossper share (basic and diluted) (1)	(14.48)	(0.11)	-	(14.59)
(1)	Loss per share (basic and diluted) has been recalculated to reflect the Share Consolidation effected on May 11, 2020. Refer to Note 2(a) on the Financial Statements

December 31, 2019 As previously reported		Inventory Adjustments	Discontinued Operations	December 31, 2019 Restated
Condensed Consolidated Interim Statement of Cash Flows
Unrealized gain on changes in fair value of biological assets	(59,616)	25,785	-	(33,831)
Changes in fair value of inventory sold	41,312	(6,784)	-	34,528
Income tax expense (recovery)	(5,038)	(3,125)	1,731	(6,432)
Changes in non-cash working capital	(91,369)	(6,723)	2,422	(95,670)
Net cash used in operating activities	(229,615)	-	-	(229,615)

New or Amended Standards Effective July 1, 2020

Amendments to IFRS 3: Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company adopted the Amendments to IFRS 3 effective July 1, 2020 with no impact to the Company’s condensed consolidated interim financial statements.

22 | AURORA CANNABIS INC.	Q2 2021 MD&A

Amendments to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark Reform

The amendments revise the existing requirements for hedge accounting and are designed to support the provision of useful financial information by companies during the period of uncertainty arising from the phasing out of interest-rate benchmarks such as Interbank Offered Rates (“IBOR”). The amendments modify some specific hedge accounting requirements to provide relief from potential effects of the uncertainty caused by the IBOR reform. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The amendments are effective for annual periods beginning on or after January 1, 2020, with earlier application permitted. The Company adopted the Amendments to IFRS 9, IAS 39 and IFRS 7 effective July 1, 2020 with no impact to the Company’s condensed consolidated interim financial statements.

Recent Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Financial Instruments

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine the fair value of each financial instrument.

Fair Value Method
Financial Instruments Measured at Fair Value
Marketable securities	Closing market price of common shares as of the measurement date (Level 1)
Derivatives	Closing market price (Level 1) or Black-Scholes, Binomial, Monte-Carlo & FINCAD valuation model (Level 2 or 3)
Contingent consideration payable	Discounted cash flow model (Level 3)
Derivative liability	Closing market price of warrants (Level 1) or Kynex valuation model (Level 2)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, restricted cash, accounts receivable, loans receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and accrued liabilities	Carrying amount (approximates fair value due to short-term nature)
Convertible debentures, loans and borrowings	Carrying value discounted at the effective interest rate which approximates fair value
23 | AURORA CANNABIS INC.	Q2 2021 MD&A

Summary of Financial Instruments

The carrying values of the financial instruments at December 31, 2020 are summarized in the following table:

($ thousands)	Amortized Cost	FVTPL	Designated FVTOCI	Total
Financial Assets
Cash and cash equivalents	384,386	-	-	384,386
Restricted cash	50,000	-	-	50,000
Accounts receivable, excluding sales taxes receivable	73,044	-	-	73,044
Marketable securities	-	-	4,268	4,268
Derivatives	-	47,740	-	47,740
Loans receivable	8,469	-	-	8,469
Financial Liabilities
Accounts payable and accrued liabilities	69,002	-	-	69,002
Convertible debentures (1)	321,555	-	-	321,555
Contingent consideration payable	-	256	-	256
Loans and borrowings	171,818	-	-	171,818
Derivative liability	-	60,318	-	60,318
(1)	The fair value of convertible notes includes both the debt and equity components.

Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3	Inputs for the asset or liability that are not based on observable market data.

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs as at December 31, 2020:

($ thousands)	Level 1	Level 2	Level 3	Total
As at December 31, 2020
Marketable securities (1)	3,268	-	1,000	4,268
Derivative assets (1)	-	32,802	14,938	47,740
Contingent consideration payable (2)	-	-	256	256
Derivative liability (2)	58,604	1,714	-	60,318

As at June 30, 2020
Marketable securities	6,066	-	1,000	7,066
Derivative assets	-	37,480	16,102	53,582
Contingent consideration payable (3)	-	-	19,054	19,054
Derivative liability (2)	-	1,827	-	1,827
(1)	For a reconciliation of realized and unrealized gains and losses applicable to financial assets measured at fair value for the three months ended December 31, 2020, refer to Notes 6(a) and (b) in the Financial Statements.
(2)	For a reconciliation of unrealized gains and losses applicable to financial liabilities measured at fair value for the three months ended December 31, 2020, refer to Note 15, Note 17(c) and Note 25 in the Financial Statements.
(3)	In accordance with IFRS 3 - Business Combinations, acquisition date fair values assigned to the Reliva purchase price allocation and goodwill have been adjusted, within the applicable measurement period, where new information is obtained about facts and circumstances that existed at the acquisition date. Refer to Note 12 in the Financial Statements.

There have been no transfers between fair value levels during the period.

Financial Instruments Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, restricted cash, accounts receivable and loans receivable. The risk exposure is limited to their carrying amounts reflected on the statement of financial position. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its GICs. The Company mitigates the credit risk associated with the loans receivable by managing and monitoring the underlying business relationship.

24 | AURORA CANNABIS INC.	Q2 2021 MD&A

Accounts receivable primarily consist of trade accounts receivable and sales tax receivable. The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk. Credit risk for non-government wholesale customers is assessed on a case-by-case basis and a provision is recorded where required. As of December 31, 2020, $1.4 million of accounts receivable are from non-government wholesale customers (June 30, 2020 - $2.2 million). As of December 31, 2020, the Company recognized a $6.6 million provision for expected credit losses (June 30, 2020 - $1.7 million).

The Company’s aging of trade receivables was as follows:

($ thousands)	December 31, 2020	June 30, 2020

0 - 60 days	35,109	34,167
61+ days	9,281	11,032
	44,390	45,199

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company’s objective is to manage liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due, while executing on its operating and strategic plans. Refer to “Liquidity and Capital Resources” section of this MD&A for detailed discussion.

Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at January 31, 2021:

Securities (1)	Units Outstanding
Issued and outstanding common shares	197,392,034
Stock options	4,138,499
Warrants	12,338,889
Restricted share units	899,715
Deferred share units	28,667
Performance share units	424,169
Convertible debentures	3,978,138
(1)	Refer to Note 15 “Convertible Debentures”, Note 17 “Share Capital” and Note 18 “Share-Based Compensation” in the Company’s Financial Statements for a detailed description of these securities.

25 | AURORA CANNABIS INC.	Q2 2021 MD&A

Historical Quarterly Results

($ thousands, except earnings per share and Operational Results)	Q2 2021	Q1 2021	Q4 2020	Q3 2020
Financial Results
Net revenue (2)	$67,673	$67,812	$68,728	$73,541
Adjusted gross margin before FV adjustments on cannabis net revenue (3)	42%	48%	50%	43%
Loss from continuing operations attributable to common shareholders	($292,788)	($105,696)	($1,846,480)	($136,359)
Loss from discontinued operations attributable to common shareholders	$ -	($2,366)	($11,958)	($5,811)
Loss attributable to common shareholders	($292,788)	($108,062)	($1,858,438)	($142,170)
Basic and diluted loss per share from continuing operations	($1.74)	($0.90)	($16.58)	($1.36)
Basic and diluted loss per share	($1.74)	($0.92)	($16.69)	($1.42)

Balance Sheet
Working capital (6)	$592,746	$201,425	$148,483	$429,293
Cannabis inventory and biological assets (4)	$179,502	$166,178	$139,198	$225,966
Total assets (6)	$2,830,190	$2,757,272	$2,783,145	$4,699,137

Operational Results - Cannabis
Average net selling price of dried cannabis (3)	$4.00	$3.72	$3.60	$4.64
Kilograms sold	15,253	16,139	16,748	12,729

	Q2 2020	Q1 2020	Q4 2019 (5)	Q3 2019
Financial Results
Net revenue (2)	$55,138	$73,714	$96,749	$63,059
Adjusted gross margin before FV adjustments on cannabis net revenue (3)	48%	62%	63%	54%
(Loss) earnings from continuing operations attributable to common shareholders	($1,282,406)	$13,623	($1,351)	($154,801)
(Loss) earnings from discontinued operations attributable to common shareholders	($9,943)	($3,800)	$1,139	($2,001)
Earnings (loss) attributable to common shareholders	($1,292,349)	$9,823	($212)	($156,802)
Basic and diluted earnings (loss) per share from continuing operations	($14.14)	$0.16	($0.02)	($1.85)
Basic and diluted earnings (loss) per share	($14.25)	$0.12	$0.00	($1.88)

Balance Sheet
Working capital	$400,070	$116,228	$224,213	$467,076
Cannabis inventory and biological assets (4)	$200,868	$171,225	$140,687	$115,370
Total assets	$4,656,046	$5,599,277	$5,499,241	$5,547,127

Operational Results - Cannabis
Average net selling price of dried cannabis (3)	$4.69	$4.90	$4.91	$5.86
Kilograms sold	9,501	12,463	17,793	9,160
(1)	Certain previously reported amounts have been restated to exclude the results related to discontinued operations and change in accounting policy for the valuation of inventory costing relating to by-products. For further detail, refer to Note 11(b) of the Financial Statements and “Change in Accounting Policies” section above, respectively.
(2)	Net revenue represents our total gross revenue net of excise taxes levied by the CRA on the sale of medical and consumer use cannabis products. Given that our gross revenue figures exclude excise taxes that were levied and billed back to customers, as reflected in accordance with IFRS 15, we believe that the presentation of net revenue more accurately reflects the level of revenue earned during the relevant period.
(3)	Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A for the defined terms.
(4)	Represents total biological assets and cannabis inventory, exclusive of merchandise, accessories, supplies and consumables.
(5)	During the three months ended June 30, 2019, the Company recorded non-material year end corrections to: (i) capitalize certain payroll, share-based compensation and borrowing costs, related to the construction of our production facilities that were incorrectly expensed in prior periods; and (ii) reverse items that had been over-accrued in prior periods. The net impact of these adjustments to the three months ended June 30, 2019 Adjusted EBITDA was a $14.9 million reduction in reported operating expenses.
(6)	In accordance with IFRS 3 - Business Combinations, acquisition date fair values assigned to the Reliva purchase price allocation and goodwill have been adjusted, within the applicable measurement period, where new information is obtained about facts and circumstances that existed at the acquisition date. Refer to Note 12 of the Financial Statements.

26 | AURORA CANNABIS INC.	Q2 2021 MD&A

Risk Factors

In addition to the other information included in this report, readers should consider carefully the following factors, which describe the risks, uncertainties and other factors that may materially and adversely affect our business, products, financial condition and operating results. There are many factors that affect our business and our results of operations, some of which are beyond our control. The following is a description of important factors that may cause our actual results of operations in future periods to differ materially from those currently expected or discussed in the forward-looking statements (“FLS”) set forth in this report relating to our financial results, operations and business prospects. Except as required by law, we undertake no obligation to update any such FLS to reflect events or circumstances after the date of this MD&A.

These risks include, but are not limited to the following:

•	we have a limited operating history and there is no assurance we will be able to achieve or maintain profitability;
•	our business is reliant on the good standing of our licenses;
•	our Canadian licenses are reliant on our established sites;
•	we operate in a highly regulated business and any failure or significant delay in obtaining applicable regulatory approvals could adversely affect our ability to conduct our business;
•	a failure to maintain our licenses and remain in compliance with regulations could adversely affect our ability to conduct our business;
•	change in the laws, regulations, and guidelines that impact our business may cause adverse effects on our operations;
•	we compete for market share with a number of competitors and expect even more competitors to enter our market, and many of our current and future competitors may have longer operating histories, more financial resources, and lower costs than us;
•	selling prices and the cost of cannabis production may vary based on a number of factors outside of our control;
•	we may not be able to realize our growth targets;
•	the continuance of our contractual relations with provincial and territorial governments cannot be guaranteed;
•	our continued growth may require additional financing, which may not be available on acceptable terms or at all;
•	any default under our existing debt that is not waived by the applicable lenders could materially adversely impact our results of operations and financial results and may have a material adverse effect on the trading price of our common shares;
•	we may not be able to successfully develop new products or find a market for their sale;
•	we may not have supply continuity given the asset rationalization initiative;
•	as the cannabis market continues to mature, our products may become obsolete, less competitive, or less marketable;
•	restrictions on branding and advertising may negatively impact our ability to attract and retain customers;
•	the cannabis business may be subject to unfavorable publicity or consumer perception;
•	third parties with whom we do business may perceive themselves as being exposed to reputational risk by virtue of their relationship with us and may ultimately elect to discontinue their relationships with us;
•	there may be unknown health impacts associated with the use of cannabis and cannabis derivative products;
•	we may enter into strategic alliances or expand the scope of currently existing relationships with third parties that we believe complement our business, financial condition and results of operation and there are risks associated with such activities;
•	our success will depend on attracting and retaining key personnel;
•	certain of our directors and officers may have conflicts of interests due to other business relationships;
•	future expansion efforts may not be successful;
•	we have expanded and intend to further expand our business and operations into jurisdictions outside of Canada, and there are risks associated with doing so;
•	we may have challenges in accessing banks and/or financial institutions in jurisdictions where cannabis is not yet federally regulated;
•	our business may be affected by political and economic instability;
•	we rely on international advisors and consultants in foreign jurisdictions;
•	failure to comply with the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”) and the Foreign Corrupt Practices Act (United States) (“FCPA”), as well as the anti-bribery laws of the other nations in which we conduct business, could subject us to penalties and other adverse consequences;
•	we may be subject to uninsured or uninsurable risks;
•	we may be subject to product liability claims;
•	our cannabis products may be subject to recalls for a variety of reasons;
•	we may become party to litigation, mediation, and/or arbitration from time to time;
•	the transportation of our products is subject to security risks and disruptions;
•	our business is subject to the risks inherent in agricultural operations;
•	our operations are subject to various environmental and employee health and safety regulations;
•	we may not be able to protect our intellectual property;
•	we may experience breaches of security at our facilities or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws;
•	we may be subject to risks related to our information technology systems, including cyber-attacks;
•	we may not be able to successfully identify and execute future acquisitions or dispositions, or to successfully manage the impacts of such transactions on our operations;
•	as a holding company, Aurora Cannabis Inc. is dependent on its operating subsidiaries to pay dividends and other obligations;
•	the price of our Common Shares has historically been volatile. This volatility may affect the value of your investment in Aurora, the price at which you could sell our Common Shares and the sale of substantial amounts of our Common Shares could adversely affect the price of our Common Shares and the value of our convertible debentures/notes;
•	future sales or issuances of equity securities could decrease the value of our Common Shares, dilute investors’ voting power, and reduce our earnings per share;
•	our management will have substantial discretion concerning the use of proceeds from future share sales and financing transactions;
•	the regulated nature of our business may impede or discourage a takeover, which could reduce the market price of our Common Shares and the value of any outstanding convertible debentures/notes;
27 | AURORA CANNABIS INC.	Q2 2021 MD&A

•	there is no assurance we will continue to meet the listing standards of the NYSE and the TSX;
•	failure to develop and maintain an effective system of internal controls increases the risk that we may not be able to accurately and reliably report our financial results or prevent fraud, which may harm our business, the trading price of our Common Shares and market value of other securities;
•	the Company is a Canadian company and shareholder protections may differ from shareholder protections in the United States and elsewhere;
•	the Company is a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such is exempt from certain provisions applicable to United States domestic issuers;
•	our employees and counterparties may be subject to potential U.S. entry restrictions as a result of their relationship with us;
•	participants in the cannabis industry may have difficulty accessing the service of banks and financial institutions, which may make it difficult for us to operate;
•	our business may be subject to disruptions as a result of the COVID-19 pandemic; and
•	Reliva’s operations in the United States may be impacted by regulatory action and approvals from the Food and Drug Administration.

Cybersecurity Risks and Incidents

In December 2020, the Company was the target of a cybersecurity incident that involved the theft of company information. The subsequent investigation identified that certain personally identifiable information of its employees and consumers was compromised. It also confirmed that the Company’s patient database was not compromised, and the Company’s performance and financial information was not impacted. All impacted individuals have been notified, as have all required government privacy offices. It is possible that further analysis will identify additional individuals affected or additional types of data accessed, which could result in additional notifications and negative publicity. Globally, cybersecurity incidents have increased in number and severity and it is expected that these external trends will continue. In response to this incident, or any potential future incident, we may incur substantial costs which may include:

•	remediation costs, such as liability for stolen information, repairs to system or data damage, or implementation of new security measures in response to the evolving security landscape; and
•	legal expenses, including costs related to litigation, regulatory actions or penalties.

For additional information regarding the risks that the Company is exposed to, refer to the disclosures provided under the heading “Risk Factors” in the Company’s AIF dated September 24, 2020, which is available on the SEDAR website at www.sedar.com.

Internal Controls over Financial Reporting

Disclosure Controls and Procedures

As required by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, and Rule 13a-15(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), Management, under the supervision of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) (“DCPs”) as of December 31, 2020. Disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the CSA and SEC.

Based upon the evaluation of the Company’s DCPs as of December 31, 2020, our CEO and CFO have concluded that, as a result of the material weaknesses in the Company's internal control described in our Annual MD&A for the year ended June 30, 2020, as of such date, the Company's DCPs were not effective.

Remediation of Material Weakness in ICFR

As previously described in our Annual MD&A for the year ended June 30, 2020, Management, with the oversight from the Audit Committee, has initiated, and will continue to implement, remediation measures related to analyzing changes in the business and assessing key controls that are responsive to those changes. Remediation of key controls related to access, monitoring, segregation of duties, and manual controls to address gaps in assurance over third-party controls are ongoing. Additionally, further training is being provided to ensure Management has a full and robust understanding of their internal control responsibilities.

As it relates to the IT environment, the Company continues to work internally, and with third party specialists, to effectively remediate the impacted processes and associated systems controls. The Company continues to decommission various legacy systems with ineffective controls as part of the Company’s business transformation plan.

The material weaknesses will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Changes in Internal Controls over Financial Reporting

Other than with respect to the remediation efforts described above, there have been no changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) and 15(d)-5(f) under the Exchange Act) during the three and six months ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Management continues to perform additional account reconciliations and other analytical and substantive procedures to ensure reliable financial reporting and the preparation of financial statements in accordance with IFRS.

28 | AURORA CANNABIS INC.	Q2 2021 MD&A

Aurora has limited the scope of its evaluation of disclosure controls and procedures and ICFR to exclude controls, policies, and procedures over entities were acquired by the Company not more than 365 days before the end of the financial period. The only entity controlled by Aurora but that was scoped out of the evaluation of disclosure controls and procedures and ICFR was Reliva (acquired May 28, 2020).

Excluding goodwill and intangible assets, Reliva constitutes approximately 0.2% of the Company’s current assets, 0.1% of total assets, 0.3% of current liabilities and 0.1% of total liabilities, as well as 2.0% of net revenue and 0.4% of net loss as at and for the six months ended December 31, 2020.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains certain statements which may constitute “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities law requirements (collectively, “forward-looking statements” or “FLS”). These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these FLS, except as required under applicable securities legislation. FLS relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, FLS can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including “may”, “future”, “expected”, “intends” and “estimates”. By their very nature FLS involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the FLS. The Company provides no assurance that FLS will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on FLS. Certain FLS in this MD&A include, but are not limited to the following:

•	pro forma measures including revenue, adjusted gross margin beforee fair value adjustments, expected SG&A run-rates, and grams produced;
•	the completion of construction of production facilities, associated costs, and receipt of licenses from Health Canada to produce and sell cannabis and cannabis related products from these facilities;
•	strategic investments and capital expenditures, and related benefits;
•	future strategic plans;
•	growth in the global consumer use cannabis market;
•	expectations regarding production capacity, costs and yields;
•	product sales expectations and corresponding forecasted increases in revenues; and
•	the impact of the COVID-19 pandemic on the Company’s business, operations, capital resources and/or financial results.

The above and other aspects of the Company’s anticipated future operations are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these FLS are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. Such FLS are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from marijuana growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, the “Risk Factors” section of the MD&A, as well as updates provided herein. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

Should one or more of these risks or uncertainties materialize, or should underlying factors or assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to the Company on the date hereof, no assurance can be given as to future results, approvals or achievements. Forward-looking statements contained in this MD&A and in the documents incorporated by reference herein are expressly qualified by this cautionary statement. The Company disclaims any duty to update any of the forward-looking statements after the date of this MD&A except as otherwise required by applicable law.

29 | AURORA CANNABIS INC.	Q2 2021 MD&A

Cautionary Statement Regarding Certain Non-GAAP Performance Measures

This MD&A contains certain financial performance measures that are not recognized or defined under IFRS (termed “Non-GAAP Measures”). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. For an explanation of these measures to related comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS, refer to the discussion below. The Company believes that these Non-GAAP Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operational performance of the Company. These Non-GAAP Measures include, but are not limited, to the following:

•	Cannabis net revenue represents revenue from the sale of cannabis products, excluding excise taxes. Cannabis net revenue is further broken down as follows:
◦	Medical cannabis net revenue represents Canadian and international cannabis net revenue for medical cannabis sales only, excluding wholesale bulk cannabis net revenue.
◦	Consumer cannabis net revenue represents cannabis net revenue for consumer cannabis sales only.
◦	Wholesale bulk cannabis net revenue represents cannabis net revenue for wholesale bulk cannabis only.
◦	Ancillary net revenue represents non-cannabis net revenue for ancillary support functions only.

Management believes the cannabis net revenue measures provide more specific information about the net revenue purely generated from our core cannabis business and by market type.

•	Average net selling price per gram and gram equivalent is calculated by taking cannabis net revenue divided by total grams and grams equivalent of cannabis sold in the period. Average net selling price per gram and gram equivalent is further broken down as follows:
◦	Average net selling price per gram of dried cannabis represents the average net selling price per gram for dried cannabis sales only, excluding wholesale bulk cannabis sold in the period.
◦	Average net selling price per gram of international dried cannabis represents the average net selling price per gram for international dried cannabis sales only, excluding wholesale bulk cannabis sold in the period.
◦	Average net selling price per gram and gram equivalent of Canadian medical cannabis represents the average net selling price per gram and gram equivalent for for dried cannabis and cannabis extracts sold in the Canadian medical market.
◦	Average net selling price per gram and gram equivalent of medical cannabis represents the average net selling price per gram and gram equivalent for dried cannabis and cannabis extracts sold in the medical market.
◦	Average net selling price per gram and gram equivalent of consumer cannabis represents the average net selling price per gram and gram equivalent for dried cannabis and cannabis extracts sold in the consumer market.

Management believes the average net selling price per gram or gram equivalent measures provide more specific information about the pricing trends over time by product and market type.

•	Gross profit before FV adjustments on cannabis net revenue is calculated by subtracting (i) cost of sales, before the effects of changes in FV of biological assets and inventory, and (ii) cost of sales from non-cannabis ancillary support functions, from total cannabis net revenue. Gross margin before FV adjustments on cannabis net revenue is calculated by dividing gross profit before FV adjustments on cannabis net revenue divided by cannabis net revenue.

Management believes that these measures provide useful information to assess the profitability of our cannabis operations as it excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.

•	Adjusted gross profit before FV adjustments on cannabis net revenue represents cash gross profit and gross margin on cannabis net revenue and is calculated by subtracting from total cannabis net revenue (i) cost of sales, before the effects of changes in FV of biological assets and inventory; (ii) cost of sales from non-cannabis ancillary support functions; and removing (iii) depreciation in cost of sales; and (iv) cannabis inventory impairment. Adjusted gross margin before FV adjustments on cannabis net revenue is calculated by dividing adjusted gross profit before FV adjustments on cannabis net revenue divided by cannabis net revenue. Adjusted gross profit and gross margin before FV adjustments on cannabis net revenue is further broken down as follows:
◦	Adjusted gross profit and gross margin before FV adjustments on medical cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the medical market only.
◦	Adjusted gross profit and gross margin before FV adjustments on consumer cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the consumer market only.
◦	Adjusted gross profit and gross margin before FV adjustments on wholesale bulk cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated from wholesale bulk cannabis only.
◦	Adjusted gross profit and gross margin before FV adjustments on ancillary net revenue represents gross profit and gross margin before FV adjustments on sales generated from ancillary support functions only.

Management believes that these measures provide useful information to assess the profitability of our cannabis operations as it represents the cash gross profit and margin generated from cannabis operations and excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.

•	Adjusted EBITDA is calculated as net income (loss) excluding interest income (expense), accretion, income taxes, depreciation, amortization, changes in fair value of inventory sold, changes in fair value of biological assets, share-based compensation, acquisition costs, foreign exchange, share of income (losses) from investment in associates, government grant income, fair value gains and losses on financial instruments, gains and losses on deemed disposal, losses on disposal of assets, restructuring charges, onerous contract provisions, and non-cash impairments of deposits, property, plant and equipment, equity investments, intangibles, goodwill, and other assets. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and is widely used by industry analysts to compare Aurora to its competitors, and derive expectations of future financial performance for Aurora. Adjusted EBITDA increases comparability between comparative companies by eliminating variability resulting from differences in capital structures, management decisions related to resource allocation, and the impact of FV adjustments on biological assets and inventory and financial instruments, which may be volatile and fluctuate significantly from period to period.

30 | AURORA CANNABIS INC.	Q2 2021 MD&A

Non-GAAP measures should be considered together with other data prepared accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to Aurora’s management. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

31 | AURORA CANNABIS INC.	Q2 2021 MD&A